Exhibit 1

Business of PT Portugal SGPS, S.A.

In anticipation of the business combination of Oi S.A. and Portugal Telecom, SGPS, S.A., or Portugal Telecom, Portugal Telecom is undertaking a corporate reorganization of its subsidiaries with the purpose of disposing of its interests in CTX Participações S.A., or CTX, and Contax Participações S.A., or Contax Holding, and transferring its assets, other than the interests it held directly or indirectly in Telemar Participações S.A., our direct controlling shareholder, or TmarPart, and Oi, to PT Portugal SGPS, S.A., or PT Portugal. The following discussion of PT Portugal relates to the assets, liabilities and business of PT Portugal as constituted prior to the contribution of PT Portugal to Oi as part of the business combination.

PT Portugal provides telecommunications services in Portugal and in certain countries in sub-Saharan Africa and Asia. PT Portugal reports revenues in the following customer categories for the telecommunications services it provides Portugal: residential customers, personal customers, enterprise customers and other revenues.

PT Portugal provides services in Portugal in the following customer categories:

•	Residential services, which include integrated networks inside the customer’s home, enabling the simultaneous connection of multiple devices, including fixed line telephone, TV (including Internet Protocol Television and direct-to-home satellite pay-TV services), game consoles, PCs, laptops, tablets and smartphones. PT Portugal provides these services through PT Portugal’s subsidiaries, in particular PT Comunicações, S.A., or PT Comunicações.

•	Personal services, which are mobile telecommunications services, such as voice, data and internet-related multimedia services provided to personal (i.e., individual) customers through PT Portugal’s subsidiary MEO –Serviços de Comunicações e Multimedia, S.A., or MEO (formerly known as TMN—Telecomunicações Móveis Nacionais, S.A.).

•	Enterprise services, including Corporate and SME/SoHo services, which provide PT Portugal’s corporate and medium and small business customers with integrated data and business solutions, as well as IT/IS and business process outsourcing, or BPO, services.

•	Wholesale and other services, which primarily include wholesale telecommunications services, public pay telephones, the production and distribution of telephone directories and other services in Portugal.

PT Portugal has significant interests in telecommunications companies in Angola, Cape Verde, Namibia and São Tomé and Principe in Africa and in Timor-Leste in Asia.

The following table provides a breakdown of the operating revenues of the Portuguese operations of Portugal Telecom for the years ended December 31, 2013, 2012 and 2011:

	For the Year Ended December 31,
	2013	2012	2011
	(in millions of Euros)

Services rendered	€2,396.9	€2,545.9	€2,740.0
Sales	115.0	109.1	116.3
Other revenues	47.7	45.5	35.8

	€2,559.6	€2,700.5	€2,892.0

Corporate Reorganization

In anticipation of the business combination of Oi and Portugal Telecom, Portugal Telecom is undertaking a corporate reorganization of its subsidiaries with the purpose of disposing of its interests in CTX and Contax Holding and transferring its assets, other than the interests it held directly or indirectly in TmarPart and Oi, to PT Portugal.

Segregation of Bratel, Bratel Brasil, CTX and Contax Holding Shares

On January 27, 2014, (1) Portugal Telecom Inovação Brasil, Ltda., an indirect subsidiary of PT Portugal, sold all of the shares of PTB2 S.A. (formerly known as Istres Holding S.A.), or PTB2, that it owned, representing 90% of the share capital of PTB2, to Bratel B.V., an indirect wholly-owned subsidiary of Portugal Telecom and the sole shareholder of Bratel Brasil, and (2) Portugal Telecom Brasil, S.A., a wholly-owned subsidiary of Portugal Telecom, or PT Brasil, sold all of the shares of PTB2 that it owned, representing 10% of the share capital of PTB2, to Bratel Brasil B.V.

On February 14, 2014, Portugal Telecom approved a partial split-off (cisão parcial) of PT Brasil with the merger of the split-off portion of PT Brasil into Bratel Brasil S.A., an indirect wholly-owned subsidiary of Portugal Telecom and a member of a group of shareholders that controls our company, or Bratel Brasil, under Portuguese and Brazilian law, which we refer to as the PT Brasil split-off, in which PT Brasil transferred:

•	approximately R$225 million of cash;

•	all of the shares of CTX that it owned; and

•	all of the shares of Contax Holding that it owned,

to Bratel Brasil in exchange for the issuance of shares of Bratel Brasil to Portugal Telecom.

On March 31, 2014,

•	Portugal Telecom transferred all of the shares of Bratel Brasil that it owned to Bratel B.V. and, as a result Bratel B.V. is the sole shareholder of Bratel Brasil; and

•	Portugal Telecom transferred 100% of the share capital of PT Brasil, PT Investimentos Internacionais, S.A. and PT Centro Corporativo, S.A. to PT Portugal.

Portugal Telecom has advised us that prior to the contribution of the shares of PT Portugal to our company:

•	PT Móveis, SGPS, S.A., an indirect wholly-owned subsidiary of PT Portugal, or PT Móveis, will subscribe a capital increase of Bratel B.V. in an amount of approximately 1.2 billion. The proceeds of this capital increase, together with cash on hand of Bratel Brasil, will be used to (1) to settle the subscriptions of Bratel Brasil and PTBs for debentures to be issued by Venus RJ Participações S.A., Sayed RJ Participações S.A., PASA and EDSP, each an indirect shareholder of our company. The proceeds of these debentures will ultimately be used to repay substantially all of the indebtedness of AG Telecom Participações S.A., or AG Telecom, and LF Tel S.A., or LF Tel, each of which is a member of a group of entities that indirectly controls our company, and TmarPart (excluding the indebtedness of our company and our consolidated subsidiaries).

•	PT Móveis will transfer its interest in Bratel B.V. to Portugal Telecom.

Disposition of Interests in CTX and Contax Holding

On February 19, 2014, Bratel Brasil entered into:

•	a share exchange agreement with AGSA with respect to PASA, with Jereissati Telecom, PASA, AG Telecom, EDSP, LF Tel and FATL as intervening parties, which we refer to as the AGSA share exchange agreement; and

•	a share exchange agreement with Jereissati Telecom with respect to EDSP, with AGSA, PASA, AG Telecom, EDSP, LF Tel and FATL as intervening parties, which we refer to as the Jereissati Telecom share exchange agreement.

Under the AGSA share exchange agreement:

•	Before the completion of the global offering, PASA will engage in a partial split-off (cisão parcial) with the merger of the split-off portion of PASA into PASA Contact Center Participações S.A., or PASA Contact, under Brazilian law, which we refer to as the PASA split-off, in which PASA will transfer part of the shares it owns in AG Telecom, corresponding to the participation AG Telecom owns in CTX, to PASA Contact in exchange for the issuance of shares of PASA Contact to AGSA and Bratel Brasil in proportion to their current holdings of PASA; and

•	Subsequently, AG Telecom will engage in a partial split-off (cisão parcial) with the merger of the split-off portion of AG Telecom into AG Contact Center Participações S.A., or AG Contact, under Brazilian law, which we refer to as the AG Telecom split-off, in which AG Telecom will transfer all of the shares of CTX that it owns to AG Contact in exchange for the issuance of shares of AG Contact to PASA Contact.

AG Contact is a wholly-owned subsidiary of PASA Contact and the ownership interests of Bratel Brasil and AGSA in PASA Contact will be in the same proportion as their interests in PASA. Following the completion of the AG Telecom split-off and the PASA split-off, subject to the satisfaction of certain conditions, Bratel Brasil will transfer all of its shares in PASA Contact , together with 50% of the shares of CTX and Contax Holdings then held by Bratel Brasil, to AGSA in exchange for common shares of PASA owned by AGSA representing 14.46% of the shares capital of PASA.

Under the Jereissati Telecom share exchange agreement:

•	Before the completion of the global offering, EDSP will engage in a partial split-off (cisão parcial) with the merger of the split-off portion of EDSP into Detmold RJ Participações S.A., or Detmold, under Brazilian law, which we refer to as the EDSP split-off, in which EDSP will transfer part of the shares it owns in LF Tel, corresponding to the participation LF Tel owns in CTX, to Detmold in exchange for the issuance of shares of Detmold to Jereissati Telecom and Bratel Brasil in proportion to their current holdings of EDSP; and

•	Subsequently, LF Tel will engage in a partial split-off (cisão parcial) with the merger of the split-off portion of LF Tel into Dronten RJ Participações S.A., or Dronten, under Brazilian law, which we refer to as the LF Tel Telecom split-off, in which LF Tel will transfer all of the shares of CTX that it owns to Dronten in exchange for the issuance of shares of Dronten to Detmold.

Dronten is a wholly-owned subsidiary of Detmold and the ownership interests of Bratel Brasil and Jereissati Telecom in Detmold will be in the same proportion as their interests in EDSP. Following the completion of the LF Tel Telecom split-off and the EDSP split-off, subject to the satisfaction of certain conditions, Bratel Brasil will transfer all of its shares in Detmold, together with 50% of the shares of CTX and Contax Holdings then held by Bratel Brasil, to Jereissati Telecom in exchange for common shares of EDSP owned by Jereissati Telecom representing 14.46% of the shares capital of EDSP.

The share transfers under the AGSA share exchange agreement and the Jereissati Telecom share exchange agreement are conditioned on the completion of the AG Telecom split-off, the PASA split-off, the LF Tel split-off and the EDSP split-off, and the completion of the Oi capital increase (including the contribution of the shares of PT Portugal to Oi). If all conditions precedent to the transactions set forth in these agreements are not satisfied by October 1, 2014, the parties are not obligated to proceed with the exchanges of shares described in these agreements and will have the right to terminate these share exchange agreements.

Transfer of Assets to PT Portugal

We understand that prior to the contribution of the shares of PT Portugal to Oi, Portugal Telecom will transfer to PT Portugal or one of its subsidiaries:

•	all of the shares that Portugal Telecom owns of PT Participações, SGPS, S.A., and Portugal Telecom Internacional Finance B.V.; and

•	all of the shares of PT Multimédia.com Brasil, Ltda. that PT Brasil owns.

As a result of these transactions, PT Portugal will own all of Portugal Telecom’s subsidiaries and equity interests in other entities, other than the shares of Bratel, Bratel Brasil, PTB2 and the entities in which Bratel Brasil owns investments, including our company.

Amendments to Debt Agreements

In connection with our proposed acquisition of PT Portugal, Portugal Telecom amended each of its outstanding series of bonds and certain of its credit facilities, as described below.

On March 19, 2014, Portugal Telecom International Finance B.V., or PTIF, Portugal Telecom, PT Comunicações, PT Portugal, Oi and the trustee under Portugal Telecom’s Euro Medium Term Note Programme entered into a supplemental trust deed relating to PTIF’s €750,000,000 5.875% Notes due 2018, €1,000,000,000 4.625% Notes due 2020, €600,000,000 5.625% Notes due 2016, €250,000,000 5.242% Notes due 2017, €750,000,000 5.00% Notes due 2019, €500,000,000 4.375% Notes due 2017 and €500,000,000 4.5% Notes due 2025, which we refer to collectively as the PTIF Notes, and Portugal Telecom’s €400,000,000 6.25% Notes due 2016, which we refer to as the Portugal Telecom Retail Notes, pursuant to which the principal trust deed governing such notes was amended and restated to (1) release and discharge Portugal Telecom and PT Comunicações, as keep well providers, from all of their obligations in respect of the PTIF Notes, (2) substitute PT Portugal as issuer and principal obligor in place of Portugal Telecom in respect of the Portugal Telecom Retail Notes, (3) add an unconditional and irrevocable guarantee from Oi, (4) waive any and all of the defaults and events of default that may be triggered by the Oi capital increase and/or the business combination or any transaction executed as part of, or pursuant to, the Oi capital increase and/or the business combination, and (5) make certain other modifications to the terms and conditions of the PTIF Notes and the Portugal Telecom Retail Notes as set forth in the supplemental trust deed pursuant to which such amendments were implemented. Under the amended and restated trust deed, the release and discharge of Portugal Telecom and PT Comunicações, as keep well providers in respect of the PTIF Notes, the substitution of the issuer in respect of the Portugal Telecom Retail Notes, the guarantee from Oi and the modifications to the terms and conditions of the PTIF Notes and the Portugal Telecom Retail Notes will become effective upon the contribution of PT Portugal and all of its operating assets to our company as part of the Oi capital increase.

On March 19, 2014, PTIF, Portugal Telecom, PT Comunicações, Oi and the trustee under the principal trust deed governing PTIF’s €750,000,000 4.125% Exchangeable Bonds due 2014 amended and restated that principal trust deed to (1) release and discharge Portugal Telecom and PT Comunicações, as keep well providers, from all of their obligations in respect of the Exchangeable Bonds, (2) add an unconditional and irrevocable guarantee from Oi, (3) waive any and all of the defaults and events of default that may be triggered by the Oi capital increase and/or the business combination or any transaction executed as part of, or pursuant to, the Oi capital increase and/or the business combination, (4) amend the exchange right with respect to such Exchangeable Bonds in order to provide that any holder exercising such exchange right will receive (a) from (and including) the date of completion of the Oi capital increase up to (but excluding) the date of the completion of the business combination, a cash amount referable to ordinary shares of Portugal Telecom and (b) from (and including) the date of completion of the business combination, a cash amount determined by reference to ordinary shares of TmarPart instead of being exchangeable into shares of Portugal Telecom, and (5) make certain other modifications to the terms and conditions of the Exchangeable Notes as set forth in the supplemental trust deed pursuant to which such amendments were implemented. Under the amended and restated trust deed, the release and discharge of Portugal Telecom and PT Comunicações, as keep well providers, the guarantee from Oi and the modifications to the terms and conditions of the Exchangeable Bonds will become effective upon the contribution of PT Portugal and all of its operating assets to our company as part of the Oi capital increase.

Portugal Telecom, PT Comunicações, PTIF and Oi entered into an agreement on March 25, 2014 under which the Term Loan Agreement, dated June 29, 2010, among Portugal Telecom, PT Comunicações and PTIF, as borrowers, KfW IPEX-Bank GMBH, as agent, and the lenders from time to time party thereto, or the Term Loan and was amended to (1) substitute, in place of Portugal Telecom, PT Portugal as borrower in respect of the Term Loan and modify certain definitions, covenants and events of default in the Term Loan to provide that such provisions apply to PT Portugal instead of Portugal Telecom, (2) add an unconditional and irrevocable guarantee of the Term Loan from Oi, (3) waive any and all of the defaults and events of default under the Term Loan that may be triggered by the Oi capital increase and/or the business combination or any transaction executed as part of, or pursuant to, the Oi capital increase and/or the business combination, and (4) modify the maintenance covenants and the definitions related thereto in the Term Loan to conform such provisions to the corresponding terms of certain existing credit facilities under which Oi is a borrower and to provide that such calculations are made based on the financial statements of TmarPart. Under these agreements, the substitution of issuer, the guarantee from Oi and the modifications to the maintenance covenants and the definitions related thereto will become effective upon the completion of the Oi capital increase.

Portugal Telecom, PT Comunicações, PTIF and Oi have engaged in negotiations with the lenders and agents under each of:

•	the Export Credit Facility Agreement, dated May 3, 2011, among Portugal Telecom, PT Comunicações and PTIF, as borrowers, Bank of China Limited, London Branch, as agent, and the lenders from time to time party thereto, or the Export Credit Facility; and

•	the Tranche B Export Credit Facility Agreement, dated May 18, 2013, among Portugal Telecom, PT Comunicações and PTIF, as borrowers, Bank of China Limited, London Branch, as agent, and the lenders from time to time party thereto, or the Tranche B Export Credit Facility, and, as a result of such negotiations, Portugal Telecom, PTC, PTIF and Oi expect to enter into agreements under which such facilities will be amended to (1) substitute, in place of Portugal Telecom, PT Portugal as borrower in respect of each of the Export Credit Facility and the Tranche B Export Credit Facility and modify certain definitions, covenants and events of default in each of the Export Credit Facility and the Tranche B Export Credit Facility to provide that such provisions apply to PT Portugal instead of Portugal Telecom, (2) add an unconditional and irrevocable guarantee of each of the Export Credit Facility and the Tranche B Export Credit Facility from Oi and (3) modify the maintenance covenants and the definitions related thereto in each of the Export Credit Facility and the Tranche B Export Credit Facility to conform such provisions to the corresponding terms of certain existing credit facilities under which Oi is a borrower and to provide that such calculations are made based on the financial statements of TmarPart. On March 20, 2014, the agent under each of the Export Credit Facility and the Tranche B Export Credit Facility entered into a waiver letter pursuant to which the agent waived any and all of the defaults and events of default under each of the Export Credit Facility and the Tranche B Export Credit Facility that may be triggered by the Oi capital increase and/or the business combination or any transaction executed as part of, or pursuant to, the Oi capital increase and/or the business combination, which waiver will remain binding until June 30, 2014.

Corporate Structure

The following chart presents the corporate structure of PT Portugal and its principal subsidiaries following the corporate reorganization of Portugal Telecom’s subsidiaries.

(1)	PT Participações, SGPS S.A owns an additional 3.05% of the share capital of Timor Telecom S.A.

PT Portugal’s Businesses in Portugal

Portuguese Operations

PT Portugal breaks down the revenues generated by its Portuguese operations by customer category as follows:

•	Residential services, which include integrated networks inside the customer’s home enabling the simultaneous connection of multiple devices, including fixed line telephones, TVs (including Internet Protocol Television and direct-to-home satellite Pay-TV services), game consoles, PCs, laptops, tablets and smartphones;

•	Personal services, which are mobile telecommunications services, including voice, data and internet-related multi-media services across several access devices, such as mobile phones, smartphones and tablets, as well as wireless datacards and dongles (devices that attach to the USB port of a laptop/computer to provide mobile broadband service) for internet access;

•	Enterprise services, including Corporate and SME/SoHo services, which provide PT Portugal’s corporate and medium and small business customers with data and business solutions, as well as IT/IS and BPO services;

•	Corporate services, which target large companies and provide data, internet, video and voice communications, services, fixed-mobile convergence solutions and selected information technology services, network managing and outsourcing;

•	SME/SoHo services, which target (1) small and medium enterprises, or SMEs, providing vertical data and business solutions that are similar to PT Portugal’s corporate services and (2) small office/home office, or SoHo, customers and provide cost-effective data and business solutions for those working in small businesses or at home; and

•	Wholesale and other services, which primarily include wholesale telecommunications services, public pay telephones, the production and distribution of telephone directories and other services in Portugal.

The following table sets forth the operating revenues of each of PT Portugal’s major customer categories of its Portuguese operations for the years ended December 31, 2013, 2012 and 2011:

	For the Year Ended December 31,
	2013	2012	2011
	(in millions of Euros)

Residential services	€721.1	€711.7	€682.3
Personal services	655.2	688.1	768.4
Enterprise services	790.8	896.0	982.1
Wholesale, other and eliminations	392.5	404.7	459.2

Total consolidated operating revenues	€2,559.6	€2,700.5	€2,892.0

The following table sets forth the total number of retail lines (or accesses), net retail additions and other information as of the dates indicated for the Portuguese operations of PT Portugal:

	For the Year Ended December 31,
	2013	2012	2011

Fixed retail accesses (thousands):
PSTN/ISDN(1)	2,549	2,604	2,648
Broadband customers	1,294	1,225	1,105
Pay-TV customers	1,315	1,223	1,042

Total fixed retail accesses	5,158	5,052	4,795

Mobile customers (thousands):
Postpaid	2,925	2,469	2,378
Prepaid	4,971	5,129	5,066

Total mobile customers	7,896	7,598	7,444

	For the Year Ended December 31,
	2013	2012	2011

Net additions (thousands):
Fixed retail accesses:
PSTN/ISDN	(55)	(43)	(48)
Broadband customers	69	119	104
Pay-TV customers	91	181	212

Total fixed retail accesses	105	257	268

Mobile customers:
Postpaid	456	91	87
Prepaid	(158)	63	(63)

Total mobile customers	298	154	24

Other data:
Data as percentage of mobile service revenues	36.5	32.6	27.7

(1)	The public switched telephone network, or PSTN, is the traditional telephone system that runs through copper lines. The integrated digital services network, or ISDN, is the digital telecommunications network that allows simultaneous voice and data transmission over an access line.

Residential Customers

PT Portugal’s residential customer category in Portugal includes the provision of fixed-line telephone and broadband services, pay-TV services (Internet protocol television, or IPTV, over Asymmetric Digital Subscriber Lines, or ADSL, and fiber and DTH satellite TV) services and internet access services to residential customers. The table below sets forth the total number of retail lines (or accesses), net additions and other information as of the dates indicated.

	As of December 31,
	2013	2012	2011

Fixed retail accesses (thousands):
PSTN/ISDN	1,665	1,692	1,674
Broadband customers	1,049	1,015	911
Pay-TV customers	1,179	1,135	972

	3,892	3,841	3,557

Net additions (thousands):
PSTN/ISDN	(27)	18	1
Broadband customers	34	104	102
Pay-TV customers	44	162	198

Total net additions	51	284	300

Other data:
Unique customers	1,842	1,881	1,881
Retail RGU per PSTN/ISDN line	2.34	2.27	2.12
Average Revenue Per User (“ARPU”) (in Euros)	31.7	31.6	30.8
Retail traffic (millions of minutes)	2,748	2,935	2,848
Non-voice revenues as percentage of revenues	66.0	63.4	58.5

In 2013, residential retail accesses or retail revenue generating units, which we refer to as RGUs, increased by 1.3% compared to 2012 to 3,892 thousand, with pay-TV and broadband accesses accounting for 57.2% of total residential retail accesses as of December 31, 2013. Retail net additions were 51 thousand, primarily as a result of growth of PT Portugal’s Meo pay-TV service, which accounted for 44 thousand net additions, bringing the total pay-TV residential customers to 1,779 thousand, an increase of 3.8% from 2012. Meo is PT Portugal’s triple play service, which offers (1) a non-linear experience with video on demand and pause and restart TV, (2) a complete ecosystem for TV apps, (3) interactive features providing additional depth over key channels and content, and (4) user-generated content with “Meo Kanal,” an application that allows customers to produce, edit and share multimedia user-generated content with other Meo customers, creating the first network effect on TV.

The fixed residential broadband customer base grew by 3.3% to 1,049 thousand customers as of December 31, 2013 with 34 thousand net additions due to continued growth in triple-play customers. Pay-TV and fixed broadband customers grew in spite of the continuing backdrop of a difficult economic environment and the already high penetration of pay-TV. Residential fixed voice customers using PSTN/ISDN lines accounted for 27 thousand net losses during 2013, declining by 1.6% to 1,665 thousand customers as of December 31, 2013, continuing long-term trends among these customers as customers switch to mobile and/or bundled offers.

As a result of these factors, residential ARPU increased by 0.3% to €31.7 in 2013, notwithstanding Portugal’s slow economic recovery, which led to some pressure on those services that are more exposed to the economic environment, such as premium and thematic channels, video-on-demand and other value-added services. Operating revenues in the residential customer category increased by 1.3% in 2013 to €721 million. Primarily as a result of PT Portugal’s Meo triple-play service and its M4O quadruple-play service described below, the weight of non-voice services to residential customers was 66.0% in 2013 (as compared to 63.5% in 2012), and the weight of flat revenues was 89.1% (as compared to 87.3% in2012).

Pay-TV Services

PT Portugal’s television strategy is based on a multiplatform concept that aims to provide similar content and user experiences across television, PCs and mobile phones. Meo is PT Portugal’s TV brand across the various platforms, primarily at home (through IPTV and satellite), through mobile telephones (through Meo Go! Mobile), or through personal computers (through Meo Go!). Meo provides access to a comprehensive content offering, with more than 160 TV channels and thousands of video-on-demand titles. PT Portugal offers tiered packages of channels, as well as on-demand availability that can be subscribed for, in real time, directly through the TV set. Meo also provides access to advanced features, such as digital recording and pause live-TV. The set-top boxes in the Meo service are all HD-compliant, using MPEG4. PT Portugal was the first operator in Portugal to introduce HDTV and has the most extensive video-on-demand offer in the market. As of December 31, 2013, Meo had 1,315 thousand customers and a 41.5% market share, according to ANACOM.

In January 2013, PT Portugal announced the launch of a quadruple-play offer of converged fixed-mobile services by Meo, which includes TV, internet, fixed telephone and mobile telephone services under the brand “M4O.” PT Portugal designed this product after careful study of recent trends in the Portuguese market, which revealed rising consumer preference for quadruple-play services all reflected on the same invoice, a desire to include the entire family in a single plan, and the importance of high-quality connectivity to the internet. M4O offers 120 TV channels, 100 Mbps broadband speed, unlimited calls and two to four mobile SIM cards, including free of charge calls and text messages to all wireline and wireless networks, using PT Portugal’s 3G and 4G networks. As a result, PT Portugal increased its penetration in households to 1.7 million RGUs and achieved the migration of approximately 190,000 customers from prepaid to postpaid accounts.

Meo continues to innovate and, in the first quarter of 2013, added a new exclusive channel, Correio da Manhã TV, in partnership with Cofina, the owner of several newspapers and magazines in Portugal, including Correio da Manhã. These channels are available on several screens, including PCs, smartphones and tablets, through the Meo GO! service. Meo’s content offering also includes thousands of video-on-demand titles and includes interactivity based on anchor programs (e.g., Idols, Secret Story, Biggest Loser). Concerning content, PT Portugal continues to focus on the intensification of partnerships with content providers, on two-way collaborations to improve content quality, and on the renegotiation of existing content deals aimed at further adapting the content cost structure to the current environment and thereby generating savings in content costs.

Meo also offers advanced interactive applications accessed through the remote control and covering multiple categories, such as (1) News, including a personalized newscast app, developed in partnership with RTP, the state-owned free-to-air channel, and the Sapo Kiosk application featuring the daily covers of all local and several international newspapers and magazines, (2) Sports, including a soccer app, a surf app and specific sports channel applications, such as the BenficaTV app and the SportTV app, (3) Music, including MusicBox, a multiscreen music streaming service, Meo Radios, a radio streaming app, and Meo Karaoke, an application that offers Meo customers the ability to subscribe and sing from a wide catalog of local and international hits, (4) Kids, including a comprehensive children’s portal where kids can access video-on-demand content, music clips, karaoke, games and tailored educational content, (5) Convenience, including apps for weather, traffic and pharmacies and (6) Personal content, including an online photo storage app. In 2012, Meo launched eight new apps of this type, including Sapo Voucher, the first interactive TV app allowing financial transactions and interactions with TV advertisements.

In line with its strategy for content differentiation through interactivity that Meo has been pursuing since its launch, Meo launched two new “red button” interactive applications in the third quarter of 2013, linked to two popular TV programs in Portugal: (1) “X Factor”, developed in partnership with SIC, and (2) “I love it”, a youth TV series, developed in partnership with TVI. In the third quarter of 2013, leveraging the fourth edition of “Secret Story”, a reality show on TVI, Meo launched an exclusive Secret Story channel in late September 2013 airing live 24 hours a day from the Secret Story house, with an interactive application that allowed customers to select the camera from which they wanted to follow contestants in the show and delivered exclusive content.

In January 2013, Meo launched Gravações Automáticas, a recording feature that allows customers to record programs and access those recordings up to seven days after the programs were broadcast.

PT Portugal also has developed new and innovative interactive solutions, such as MEO Energy, a service for monitoring home energy consumption, which includes rate recommendations based on a subscriber’s actual consumption profile and suggestions on how to lower the subscriber’s energy bill.

Meo marketing campaigns continue to draw attention in the Portuguese pay-TV market. In the third quarter of 2013, Meo aired a new campaign, Mundo Meo, to strengthen its market position as an innovative brand. This campaign describes Meo’s key differentiating features: (1) Meo Kanal, an application that allows users to produce, edit and share multimedia user content on television with other Meo customers; (2) Meo Karaoke; (3) PVR-experience; (4) interactive apps, and (5) Meo Music (formerly Music Box), a music streaming service. Following this continuous investment in the Meo brand, in September 2013, Meo was named by Meios e Publicidade, an independent Portuguese specialized magazine, as the brand of the year.

Fixed Line Services

PT Portugal had approximately 3,892 thousand fixed retail accesses in service as of December 31, 2013, excluding external supplementary lines, direct extensions and active multiple numbers. Within retail accesses, PT Portugal reports:

•	traffic-generating lines held by subscribing customers;

•	carrier pre-selection lines, which are lines of competitors for which those customers have elected to use PT Portugal’s services;

•	fixed broadband retail lines; and

•	IPTV, FTTH and DTH customers using PT Portugal’s Meo Pay-TV services.

PT Portugal covers 1.6 million homes in Portugal with its FTTH network. PT Portugal’s network, which is developed in urban areas, is a strategic investment to improve its competitiveness among residential customers, where it can offer distinctive Pay-TV and bundled offers.

Over the last decade, total traffic on PT Portugal’s fixed line network has declined, primarily because consumers have increasingly used mobile services instead of fixed line services and because of the migration of dial-up internet users to ADSL. As of December 31, 2013, the number of active mobile cards (the mobile equivalent of main lines) exceeds the number of fixed line main lines in Portugal. PT Portugal has responded to this trend by encouraging the use of its fixed line network for bundled services, including triple-play packages that include fixed telephone services, broadband internet access and pay-TV services.

PT Portugal is required to provide carrier selection to its customers for all types of traffic. See “Regulation in Portugal—Areas of Recent Regulation and Updates—Number Portability and Carrier Selection.” Carrier selection has been an additional factor that has contributed to the reduction in traffic on PT Portugal’s network.

Components of Revenue

PT Portugal’s revenues from residential customers of its operations in Portugal are derived from the following components:

•	Service revenues, which are the revenues PT Portugal generates from providing fixed telephone services, broadband internet access and pay-TV services. These revenues generally consist of:

•	Fixed charges, including network access charges based on a monthly line rental and an initial installation fee, as well as, in most cases, a monthly fee from pricing packages, which can include broadband and pay-TV services; and

•	Traffic, including charges for the use of PT Portugal’s fixed line network based on rates dependent on the amount and type of usage.

•	Sales and other revenues, which are revenues from the sale of telephone, broadband and pay-TV equipment and other revenues, such as sales commissions.

Suppliers

In 2013, PT Portugal obtained telephones and equipment for its fixed line voice, broadband and pay-TV services from several suppliers, including Alcatel-Lucent and Motorola, and PT Portugal obtains television content, including premium channels, from several national and international suppliers.

Personal Customers

PT Portugal provides telecommunications and mobile data services for a variety of personal devices, including traditional cell phones, smartphones, tablets and laptops through PT Portugal’s mobile business. PT Portugal conducts its mobile business in Portugal through its wholly owned subsidiary MEO. MEO is the leading provider of mobile voice, data and internet services in Portugal in terms of the number of active mobile cards connected to its network, as well as by revenues and margins, based on information from the other operators’ releases. The following table sets forth the total number of mobile customers, net additions and other information as of the dates indicated.

	As of December 31,
	2013	2012	2011

Mobile customers (thousands):
Postpaid	1,533	1,093	1,064
Prepaid	4,797	4,931	4,868

Total mobile customers	6,330	6,024	5,932

Mobile broadband customers (included in total)	870	947	942

Net additions (thousands):
Postpaid	440	30	42
Prepaid	(133)	62	(73)

Total mobile customers	306	92	(31)
Mobile broadband customers (included in total)	(77)	5	49

Other data:
MOU(1) (minutes)	98	93	89
ARPU (in Euros)	7.6	8.7	9.7
Customer	7.1	8.0	8.7
Interconnection	0.5	0.7	1.0
SARC(2) (Euro)	24.6	27.9	27.8
Data as percentage of service revenues	35.8	33.2	30.9

(1)	Minutes of Usage, or MOU, represents the monthly average of outgoing traffic in minutes divided by the average number of users in the period.
(2)	Subscriber Acquisition and Retention Cost, or SARC, equals (i) the sum of 70% of marketing and publicity costs plus commissions plus subsidies, divided by gross additions plus upgrades.

In 2013, total mobile customers, including voice and broadband customers, increased by 5.1% compared to 2012. In 2013, PT Portugal registered 306 thousand net additions in total mobile customers due to MEO’s performance in the postpaid market, with 440 thousand net additions in 2013 more than offsetting the 133 thousand net decrease in the prepaid market. This increase in the post-paid market was a result of the strong performance of M4O, and a portion of the decrease in the prepaid market was due to migration to postpaid service after the launch of M4O. Flat-fee tariff plans represented 31.1% of PT Portugal’s total mobile customers in 2013 as compared to 22.9% in 2012. PT Portugal received approximately 180 thousand portability requests from customers of its competitors in 2013.

In 2013, despite an increase in the number of mobile customers, customer revenues in the personal market declined by 6.6% to €524 million from 2012. The decline in customer revenues reflected lower and volatile recharges as a result of difficult economic conditions, price competition and migration to lower tariff plans. Aggressive pricing measures both in voice and wireless broadband continued to place pressure on retail tariffs and customer ARPUs. Customer revenues also reflected lower revenues derived from mobile broadband services against a backdrop of the high popularity of fixed broadband. Interconnection revenues declined by 27.1% to €35 million, contributing to a total service revenues decline of 8.2% in 2013. Mobile termination rates remained low at €1.27 as of December 31, 2013. In 2013, ARPUs in the personal market declined by 12.5% to €7.57 and customer ARPUs declined by 10.9% to €7.10, as compared to 2012. Non-voice revenues in service revenues increased to 35.8% in 2013, reflecting the solid performance of internetnotelemóvel.

Mobile Network

PT Portugal provides mobile telephone services using the GSM, or 2G, Universal Mobile Telecommunications System, or 3G, and Long-Term Evolution, or 4G, technologies. Within PT Portugal’s 2G offering, it provides services in the 900 MHz and 1800 MHz band spectrums. 2G, 3G and 4G are European and worldwide standards using digital technology.

In March 2012, ANACOM formally allocated to MEO rights to the following spectrum for 15 years following a multiband auction for the provision of electronic communications services based on 4G technology:

•	2 × 10 MHz in the 800 MHz band for a final price of €90.0 million;

•	2 × 14 MHz in the 1800 MHz band for a final price of €11.0 million; and

•	2 × 20 MHz in the 2.6 GHz band for a final price of €12.0 million.

These rights are reflected in a license agreement that includes and supersedes the previous 2G and 3G licenses issued by ANACOM. The license imposes certain requirements on MEO, including the following:

•	Mobile network obligations for 800 MHz: MEO must enter into agreements with mobile virtual network operators and national roaming agreements with operators with rights of use on frequencies greater than 1 GHz.

•	Coverage obligations for 800 MHz: For each lot of 2 × 5 MHz in the 800 MHz band, MEO must cover a maximum of 80 of the 480 municipal areas without adequate broadband coverage on the date of the 4G license.

MEO chose to pay these amounts in installments, as set forth in the auction regulation, which provided for an initial payment of two-thirds of the price, with the last third being paid during a five-year period. MEO’s payment obligations are secured by a bank guarantee, which provides for annual releases of portions of the guarantee based on the fulfillment by MEO of its payment obligations.

A summary of the material provisions of the license is filed as Exhibit 4.19 to Portugal Telecom’s annual report on Form 20-F for the fiscal year ended December 31, 2012. For more information about PT Portugal’s licenses, see “Regulation in Portugal—PT Portugal’s Concession and Existing Licenses and Authorizations—MEO’s Mobile Service License.”

PT Portugal paid spectrum fees in 2013, 2012 and 2011 of €14 million, €15 million and €17 million, respectively, for the use of its 900 MHz and 1800 MHz 2G network and 3G networks. These spectrum fees are recorded as an operating expense in PT Portugal’s consolidated financial statements.

In addition, through roaming agreements, PT Portugal’s subscribers can make and receive mobile calls throughout Europe and in many other countries around the world. Roaming agreements between operators allow their subscribers to make and receive voice calls automatically, send and receive data, or access other services when traveling outside the geographical coverage area of the home network, by using the networks of other operators abroad. As of December 31, 2013, PT Portugal had entered into 2G roaming agreements with a total of 631 operators (in 231 countries) and 312 3G roaming agreements (in 139 countries).

Personal Services

PT Portugal’s products and services include:

•	a variety of voice and data tariff plans, both prepaid and postpaid, designed to integrate unlimited voice and data plans targeted at high-value postpaid customers and, in the prepaid market, to discourage migration to low-value tariff plans by offering additional voice and data services;

•	a portfolio of approximately 50 smartphones, including exclusive handsets, with the capability to use an array of value-added and convergent services (mobile TV, music on demand, navigation app, social network aggregator, cloud storage, etc.); and

•	mobile broadband offers of up to 150Mbps speed, using 4G technology and offering free access to PT Portugal’s national Wi-Fi network.

PT Portugal was the first operator in the world to offer prepaid services, and its prepaid and discount products remain popular. As of December 31, 2013, approximately 75.8% of PT Portugal’s subscribers were using prepaid products.

PT Portugal launched a 4G offering in 2012, and it continuously invests in new services. PT Portugal’s 4G offering currently allows:

•	speeds of up to 150Mbps;

•	access to live TV channels through Meo Go!, a service that allows access to live TV channels on PCs, tablets and smartphones;

•	a music streaming service through Meo Music, a multiplatform music streaming service, providing access to a catalog of millions of music tracks, which recently underwent a platform upgrade;

•	Multi-SIM, for sharing of traffic among various devices, including PCs, through wireless dongles, tablets and smartphones; and

•	Meo Drive, a navigation app available in iOS and Android Marketplaces.

At launch, PT Portugal’s 4G service was available to 20% of the Portuguese population and was expanded to 93% of the population by the end of 2013. PT Portugal markets its 4G mobile broadband services through MEO’s 4G and Meo 4G brands. These offerings range in speed from 50Mbps to 150Mbps, with monthly retail prices starting €34.99 (with discounts for early subscribers under a month loyalty program) and include Meo Music for free. MEO 4G or Meo 4G customers that are also Meo customers have free access to more than 60 live TV channels through the Meo Go service.

In January 2013, following the launch of the M4O quadruple-play offering, MEO repositioned its voice and data tariff plans. In the postpaid category, unlimited plans now have four price points, or sizes: (1) the unlimited S, for €15.9 per month, offers 600 MB of mobile internet (internetnotelemóvel), unlimited Wi-Fi access plus 100 minutes or SMS on all other networks; (2) the unlimited M, for €29.90 per month, offers 1GB of mobile internet, unlimited Wi-Fi access plus unlimited voice and SMS, and 120 minutes or SMS on all other networks; (3) the unlimited L, for €39.90 per month, offers 1GB of mobile internet and unlimited Wi-Fi plus unlimited voice and SMS on all other networks; and (4) the unlimited XL, for €69.90 per month, offers 5GB of mobile internet and unlimited Wi-Fi access plus all net unlimited voice and SMS. All of these plans include the Meo Music, which is otherwise priced at €4.99 or €6.99 per month, depending on whether it is an existing MEO customer.

In the prepaid market, MEO extended the all-day version of the “e nunca mais acaba” tariff plan to include unlimited all-day voice and SMS for MEO and fixed networks, while being able to apply, monthly, the equivalent of €20.00 toward voice minutes and SMS on other mobile networks. This tariff plan also includes unlimited in-network video calls and can be configured with a 500 MB mobile internet option for €25.00 per month. MEO also extended the Moche offering, for customers younger than 25 years of age, to include 1GB of mobile internet in the case of the monthly fee, and if the customer recharges the card with at least €11.00. The Moche tariff plans also include SMS options with respect to other networks. These changes in MEO’s tariff structure were in response to price movements in the market and were aimed at maintaining MEO’s competitive position in the market.

Components of Revenue

PT Portugal’s revenues from personal services are derived from the following components:

•	Service revenues, which are the revenues PT Portugal generates from providing mobile voice telecommunications services, mobile broadband access and other mobile services. These service revenues can be further broken down into:

•	Customer revenues, which are revenues PT Portugal receives directly from its customers and consist primarily of traffic charges, subscription and usage charges; and

•	Interconnection revenues, which are the revenues PT Portugal receives from other telecommunications providers when their customers make calls or otherwise connect to PT Portugal’s network from fixed lines or mobile devices.

•	Sales and other revenues, which are revenues from the sale of mobile phones and related equipment.

PT Portugal believes that mobile services in Portugal are priced lower than the European average and are among the lowest in Europe. Fixed-to-mobile and mobile-to-mobile interconnection charges are regulated by ANACOM and have a significant impact on PT Portugal’s business. Since 2005, when ANACOM declared all mobile operators to have significant market power in call termination in mobile networks market, ANACOM has accordingly imposed price controls on interconnection rates for the termination of calls on mobile networks. Interconnection rates have been reduced steadily since then. ANACOM has issued successive decisions that have reduced mobile termination rates over time. In March 2012, ANACOM issued a final decision reducing mobile termination rates progressively to €0.0127 by December 31, 2012. These reductions have had, and are expected to continue to have, a significant impact on PT Portugal’s interconnection revenues and consequently its cash flows and earnings.

Suppliers

PT Portugal does not manufacture handsets, but it has agreements with a number of manufacturers to sell handsets in Portugal, including Nokia, Samsung, ZTE, Huawei, Apple, Sony Ericsson, LG and RIM.

Marketing

In 2013 PT Portugal divided the marketing strategy for its personal segment into two key brands. PT Portugal expects to use MEO, the primary and pre-existing brand, a leader in mobile telecommunications in Portugal, to serve the broader market and focuses on the growth of its postpaid base through dedicated tariff plans and attractive pricing policies in smartphones. PT Portugal developed Moche, its new youth brand, to encourage a broad-based use of mobile internet. Moche employs a different business model and is supported by a new brand positioning and values and is tailored to the target youth demographic. PT Portugal markets personal services through more than 3,179 points of sale, including its sales force, retail shops, supermarket chains and independent dealers.

On January 27, 2014, as part of its convergence strategy and building on the launch of M4O, PT Portugal announced that all services rendered by TMN would be provided under the Meo brand and that TMN had changed its corporate name to MEO - Serviços de Comunicações e Multimédia, S.A.

PT Portugal also has a low-cost brand, Uzo, that targets low-cost subscribers and uses PT Portugal’s 2G network. Uzo focuses primarily on selling SIM cards and low-cost mobile phones to its customers. Uzo’s products and services are offered through the internet, Uzo’s call centers (which are separate from MEO’s call centers) and independent news stands and shops located throughout Portugal.

Enterprise Customers

PT Portugal provides enterprise services to corporate, SMEs and SoHo customers that need diversified telecommunications solutions and integration with IT services. PT Portugal has developed a full range of telecommunications services for businesses, and it integrates these services to provide its customers with service packages. By combining PT Portugal’s communications capabilities with its software-based integrated systems and applications, PT Portugal offers integrated voice, data and image solutions, virtual private networks, convergence solutions, consultancy and outsourcing. PT Portugal believes it is the primary service provider in Portugal capable of offering customers a full range of integrated and customized services.

The table below sets forth the total number of retail lines (or accesses), net retail additions and other information as of the dates indicated.

	As of December 31,
	2013	2012	2011

Fixed retail accesses (in thousands):
PSTN/ISDN	701	725	826
Broadband customers	242	207	193
Pay-TV customers	134	86	68

Total fixed retail accesses	1,077	1,019	1,087

Mobile customers (in thousands)	1,516	1,514	1,445

Net additions (thousands):
Fixed retail accesses:
PSTN/ISDN	(24)	(101)	(46)
Broadband customers	35	15	2
Pay-TV customers	47	18	14

Total fixed retail accesses	59	(68)	(30)

Mobile customers	2	69	56

Other data:
Retail RGU per access	1.54	1.41	1.32
ARPU (in Euros)	21.3	23.8	25.8
Non-voice revenues as percentage of revenues	54.4	50.3	46.4

In 2013, operating revenues in the enterprise category declined by 11.7% to €791 million. The revenue performance in the enterprise category has continued to be affected by current economic conditions, including (1) government agencies’ strong cost-cutting initiatives and significant reductions in investments in new projects, (2) cost-reduction initiatives by large corporations, particularly in banking, other financial services and pharmaceuticals, and (3) competitive dynamics that are affecting the pricing environment, especially in mobile services. Notwithstanding this economic backdrop, PT Portugal remained a leader among both large corporations and SMEs, anchored by its distinctive products and services in both markets. In 2013, non-voice services represented 54.4% of enterprise retail revenues, which increased by 4.1% as compared to 2012.

In 2013, fixed retail customers of the enterprise category increased to 1,077 thousand, representing a 59 thousand increase as compared to 2012. This performance reflected 24 thousand net fixed line disconnections, which resulted from (1) the migration of large corporations from classic PSTN/ISDN services to VoIP services, which require fewer lines per customer, (2) the level of insolvencies in the SME market, and (3) fixed-to-mobile migration. Broadband and pay-TV net additions increased as a result of upselling additional services to SMEs.

In 2013, competitive pressure led to an even more significant price declines than in the past, which were most visible in mobile voice. Notwithstanding the competitive backdrop and adverse economic conditions, fixed revenues from small and medium size businesses increased for the second consecutive quarter in the fourth quarter of 2013, partially offsetting the decline in PT Portugal’s mobile revenues.

Services

PT Portugal’s enterprise services include:

•	Network and voice services, which include fixed voice services, fixed and mobile convergence services, broadband data, Ethernet services, digital leased lines and VSAT services, business high band fiber-based internet, VPN accesses and applications, and global services for multinational customers.

•	IT services, which include data center services (such as housing and hosting), cloud based solutions (primarily public and private virtual servers, remote backup and storage, hosted e-mail and web hosting), security managed services based on a security operations center, business continuity services and disaster recovery, IT infrastructure outsourcing and IT and security consultancy.

•	Business solutions and applications, which include unified communications, IP Centrex and voice servers, digital signage—Corporate TV, messaging and interaction solutions, business video communications and telepresence solutions, machine-to-machine managed connectivity and vertical end-to-end solutions, BPO, vertical solutions for special business market customer categories (health care, the public sector), special bundling services for SMEs, using the “Office Box” brand name, and outsourcing.

PT Portugal provides these services to its enterprise customers using a three tiered approach: (1) Residential+ customers, with an offering based on the convergence of voice and broadband services, (2) Connected+ customers, served mainly with multi employee connectivity services, including mobility solutions for traveling employees, and simple software solutions, and (3) Integrated+ customers, served with a full range of telecommunications and technological services, such as unified communications, outsourcing of ICT services, application integration, machine-to-machine and specific IT/IS solutions, BPO and IT consultancy.

The provision of services to PT Portugal’s corporate customers is guided by the following strategic objectives: (1) maximize value from traditional telecommunications services by upselling additional services, including fixed-mobile convergence on FTTH, VPN, LAN management and video services, (2) IT transformation accelerated by cloud computing, where PT Portugal aims to build upon partnerships with key suppliers to enable business process transformation and cost reductions to its corporate customers, with a special focus on “system on a chip,” or SOC, based security solutions, (3) capture mobile data growth through 4G solutions and new machine-to-machine projects, (4) use specialization to achieve gains from scale, including by focusing on outsourcing and BPO to improve productivity and (5) introduce a business consulting approach in order to extend the services provided to corporations to video, multiscreen and other convergent services.

As part of PT Portugal’s enterprise services, it provides a broad offer of integrated and vertical solutions. PT Portugal continues to market its Office-box product for SMEs, which allows integrated solutions with one bill and on a pay-per-employee basis bundling voice and data communication needs: (1) connectivity: mobile and fixed voice and broadband, (2) devices: PCs, phones and mobile phones, routers and switches, and (3) mobility: cloud solutions including customized domains, e-mail accounts, hosting sites and optional software. PT Portugal provides vertical solutions through PT Portugal’s Office-box product which includes tailored software systems for health clinics, restaurants, hotels, including access to an online marketing and booking system and a full suite of hotel-management software. For large corporations, PT Portugal provides: (1) integrated solutions, bundling customized connectivity and IT needs coupled with dedicated account managers, and (2) a unified communications integrated offering without requiring capital expenditures on a pay-per-employee basis, including a flat voice rate, customer equipment and a full set of collaboration functionalities. PT Portugal’s secure and innovative cloud offering provides a broad portfolio of services, including (1) web services, such as webhosting, instant website, database hosting and e-mail relay, (2) security services, comprising e-mail security, remote backup, video surveillance and clean pipes, and (3) IT resources, including remote desktop, public and private servers, SAP HANA and virtual drives. PT Portugal has developed this end-to-end offering with strategic partnerships that enable PT Portugal to leverage its technological skills and integration capacity in key markets in Portugal and Africa.

The IT and business process outsourcing for corporate customers leverages PT Sistemas de Informação, S.A., a wholly-owned subsidiary of PT Portugal, or PT SI, which provides an integrated ICT service and IT/IS outsourcing capabilities, and PT Pro, Serviços Administrativos e de Gestão Partilhados, S.A., a wholly-owned subsidiary of PT Portugal, or PT Pro, which allows the provision of BPO and shared services. See “Shared Services Companies.”

Networks

PT Portugal provides services over the largest IP/MPLS backbone in Portugal. PT Portugal has points of presence in all major cities throughout Portugal, and PT Portugal links its network to its customers’ premises through switches and access points that it owns. This broadband data transmission network provides high capacity, flexibility and security and can progressively incorporate current voice and data infrastructures at lower costs than alternative networks. PT Portugal also provides high speed internet access through ADSL and Ethernet.

Partnerships and Suppliers

PT Portugal has a strong and competitive position in the development of information technology solutions where communications are an integral part of the services provided. To reinforce PT Portugal’s position as a leader in this area, it is pursuing a partnership strategy with the primary information technology suppliers in the market, particularly software and hardware providers.

PT Portugal offers services in partnership with leading operators and service providers such as Telefónica, British Telecom and Orange. PT Portugal uses systems and networks in partnership with Nokia Solutions and Networks Portugal, Alcatel-Lucent, Ericsson, Huawei, Cisco Systems, Nortel Networks, Critical Software, Microsoft and SAP, among others.

In 2012, PT Portugal pursued partnerships with Microsoft and SAP, and in 2013 with Ericsson, towards developing, implementing and continuously launching new services in PT Portugal’s cloud computing offer, SmartCloudPT, which is intended to help companies adopt more efficient business models by reducing costs related to information technology

Data Centers and Systems Integration Services

Following the opening of a data center in Covilhã on September 23, 2013, PT Portugal’s network consists of seven data centers located in Lisbon, Oporto, Covilhã, Madeira and the Azores islands.

The opening of the data center in Covilhã, a large, efficient and sustainable facility, is the culmination of five years of transforming its cultural, technological and business model. The data center in Covilhã provides the base infrastructure for offering solutions that will serve the needs of national and international individuals and businesses, and PT Portugal believes it marks a milestone in PT Portugal’s transformation into a global operator. Against the backdrop of exponential growth in global data usage, PT Portugal believes the Covilhã data center provides PT Portugal with the technological means to respond to what customers want: coverage, speed, reliability and security.

PT Portugal expects that the opening of the data center in Covilhã will boost the growth of cloud solutions in Portugal. PT Portugal has entered into a partnership with the University of Beira Interior and is committed to attracting start-ups and technology companies into the region, in order to build an ecosystem of technological development that will transform the data center initiatives into an engine for business growth.

The Covilhã data center occupies a total area of 75,500 square meters and increases PT Portugal’s total IT room space from 14,000 square meters to 26,000 square meters, the number of servers from 6,000 to 56,000, and capacity storage from three Pbytes to 33 Pbytes. This data center is connected to PT Portugal’s backbone network (100 Gbps), enabling the export of data storage capacity and technological services abroad. From a sustainability and energy efficiency point of view, this data center saves 144 thousand tons of CO2 and 40% in energy consumption, while using environmentally responsible cooling (free cooling) systems for 99% of the year and solar energy.

Components of Revenue

PT Portugal’s revenues from enterprise services include:

•	traffic charges for voice and data services;

•	outsourcing or management services and fees for BPO; and

•	consultancy fees.

Wholesale and Other Services

In addition to the services PT Portugal provides in its primary customer categories of residential services, personal services and enterprise services, it provides wholesale services and generates a small amount of revenue from other activities, such as the production and distribution of telephone directories.

Wholesale Services

Wholesale services provided €453.0 million, €472.7 million and €466.5 million to the operating revenues of PT Portugal’s operations in Portugal in 2013, 2012 and 2011, respectively. PT Portugal’s wholesale services consist of:

•	domestic and international interconnection telephone services that PT Portugal provides to other telecommunications services providers in Portugal;

•	provision of carrier pre-selection and number portability;

•	leasing of domestic and international lines to other telecommunications services providers and operators;

•	provision of ADSL (including “naked” DSL) on a wholesale basis to other internet service providers, or ISPs;

•	provision of unbundled access (including shared access) to metallic loops and sub-loops to provide broadband and voice services to other telecommunications operators in Portugal;

•	provision of wholesale line rental to other telecommunications services providers in Portugal;

•	provision of co-location services and access to ducts, poles and associated facilities to other telecommunications operators in Portugal;

•	transmission of television and radio signals for major broadcast television companies in Portugal;

•	narrowband internet access origination services, which PT Portugal provides to ISPs;

•	international carrier services (transport, transit and/or termination) for international switched traffic; and

•	other services provided to telecommunications services providers and operators, such as IP international connectivity.

Interconnection Traffic. Interconnection traffic comprised about 40% of PT Portugal’s wholesale business in terms of revenues in 2013. The service providers who purchase interconnection services include fixed and mobile network operators, voice and data communications service providers, ISPs, value-added service providers and service providers whose international calls are terminated on or carried by its network. Providing interconnection services means allowing third parties to connect their networks to PT Portugal’s network, and vice versa. PT Portugal has interconnection rates primarily for call termination, call origination, transits and international interconnection.

Interconnection Prices. Domestic interconnection revenue per minute for calls terminated on Portugal Telecom’s network declined by 72% as of October 2013, from €0.0040 to €0.0011. International interconnection revenue per minute for wholesale operators’ outgoing traffic declined by 18% in nominal terms in 2013 compared to 2012 and by 8% in 2012 compared with 2011. In accordance with EU and Portuguese regulations, PT Portugal’s national interconnection prices are cost-oriented applying a pure Bottom Up Long-Run Average Incremental Cost, or BU-LRIC, cost model for call termination.

Leased Lines. PT Portugal leases lines to other telecommunications providers for fixed, mobile and data communications services, including its own subsidiaries and competitors. Leased line services involve making a permanent point-to-point connection with dedicated and transparent capacity between two geographically separate points. PT Portugal offers both national terminating segments and trunk segments at the wholesale level. PT Portugal also leases international circuits to national and international operators to allow them to complete their circuits (often circuits that pass through Portugal linking other countries), and it sells segments of international circuits to international operators. The three current mobile telephone operators in Portugal, which include PT Portugal’s subsidiary MEO, Vodafone Portugal and ZON Optimus, are among its wireline business’s largest leased line customers.

Digital Terrestrial Television Services. In 2008, pursuant to the European Commission’s proposal to cease analog transmissions in all member states by 2012, ANACOM launched a public tender to grant the rights of use of frequencies allocated to the transmission of digital terrestrial television, or DTT, signals. Following a public tender launched by ANACOM in 2008, PT Comunicações was granted the frequency usage rights for DTT associated with the transmission of the signal for free-to-air television programs (the RTP, SIC and TVI broadcast channels), the so-called “Multiplex A” or “Mux A.” In 2009, the Portuguese media regulatory authority (Entidade Reguladora para a Comunicação Social, or ERC) notified PT Portugal of its final decision to grant PT Portugal a license to act as a TV distribution operator. Although ANACOM has revoked the rights of use of the frequencies which are necessary to use this license, the license remains valid.

PT Portugal launched DTT (using DVB-T, or terrestrial signals) in 2009, initially covering 29 municipalities and over 40% of the population. By the end of 2011, PT Portugal achieved 100% coverage of the Portuguese population (approximately 90% using DVB-T and 10% using DVB-H (satellite)).

The switch-off of the analog television network in Portugal occurred on April 26, 2012.

DTT only encompasses broadcasting of free-to-air television programs, while PT Portugal’s Meo offer comprises both free-to-air television programs, as well as pay-TV channels, being provided over FTTH, ADSL and DTH technologies.

Other Revenues

PT Portugal also records revenue from providing public pay telephone services, advertising on www.sapo.pt, its internet portal, contractual penalties imposed on customers and rentals of equipment and other infrastructure.

Competition in Portugal

PT Portugal faces heavy competition from various telecommunications operators. In 2013, Portugal Telecom’s primary competitors in Portugal included ZON-Optimus, Vodafone Portugal (a Vodafone Group subsidiary), Cabovisão/Oni Telecom (100% owned by Altice, a European private equity group that owns Numericable, the leading cable operator in France, in early 2012), AR Telecom and Colt.

The competitive landscape changed significantly in Portugal with the merger that was approved by the Portuguese Competition Authority in August 2013 of ZON, the largest cable operator, and Optimus, the third-largest mobile operator, which created a new integrated telecommunications operator in Portugal. According to information made public by ZON Optimus, Mrs. Isabel dos Santos is one of the indirect controlling shareholders of ZOPT, SGPS, S.A. (which holds a majority of the voting and total share capital of ZON Optimus). Mrs. Isabel dos Santos is also an indirect shareholder of Unitel S.A., or Unitel, an Angolan company in which PT Portugal has an indirect investment, and is the controlling shareholder of Unitel International Holdings B.V., an entity that competes with Portugal Telecom in Cabo Verde and in São Tomé and Principe, or Unitel Holdings.

This transaction further increased the focus on bundled offers and the evolution from triple-play to quadruple-play services as ZON and Optimus leveraged their position as an integrated telecommunications operator by launching ZON4i in October 2013. This quadruple-play service is now competing with PT Portugal’s M4O service, the first quadruple-play service in Portugal, which was launched in January 2013. PT Portugal has since then launched M4O for satellite TV customers (adding to fiber and xDSL launch offers) and M3O (triple play bundle offer with television, fixed voice and mobile voice).

The merger between ZON and Optimus illustrates a broader trend towards consolidation in the Portuguese telecommunications market. Even prior to the merger, ZON had acquired the residential business of AR Telecom (approved by the Portuguese Competition Authority in March 2012), as well as several regional cable TV players (TV Tel, Bragatel and Pluricanal, approved in November 2008).

Altice also followed this trend by deciding to consolidate their stake of Cabovisão, a regional residential pay-TV operator, with Oni, a telecom company mostly focused on serving enterprise and corporate customers.

Another major trend in recent years is the launch of bundled offers with a strong focus on triple-play services. This strategy has been followed by several telecommunications operators, including PT Portugal (through its Meo brand), ZON Optimus, Cabovisão and Vodafone Portugal. Among these companies, both PT Portugal and ZON Optimus have a strong triple-play customer base (PT Portugal with 876 thousand customers at the end of 2013, an increase of 16% from the end of 2012, and ZON Optimus with 788 thousand customers at the end of 2013, a slight increase of less than 1% from the end of 2012). Of PT Portugal’s fixed line customers, 34.0% had triple-play services at the end of 2013, and 66.6% of ZON Optimus’s subscribers with fixed access had triple-play services at the end of 2013. PT Portugal competes in terms of content and price through the launch of bundle offers combining several services.

In the fixed voice market, Portugal had a penetration of 43.2 per 100 inhabitants at the end of 2013, the same penetration that it had at the end of 2012.

According to ANACOM, PT Portugal held an estimated 56.4% market share of access lines in the fourth quarter of 2013 (compared to 57.2% in the third quarter of 2012). The fixed voice market in Portugal is mainly a direct access market, which resulted from operators being more focused on direct access commercial offers and placing strong emphasis on customer migration from pre-selection configurations. According to ANACOM, as of December 31, 2013, there were approximately 103 thousand clients in pre-selection, the lowest figures since 2001. Using the same source, PT Portugal had an estimated 52.7% market share of total outgoing traffic in 2013, a small decrease of 0.7% compared to 2012.

At the end of, 2013, fixed broadband internet reached 2,563 thousand customers in Portugal, with market penetration at 24.4 per 100 inhabitants, up from 22.8 per 100 inhabitants in the fourth quarter of 2012, and still showing a significant upside potential. According to ANACOM, PT Portugal is the top provider of these services, with 51.1% market share, a decrease of 0.6% compared to the fourth quarter of 2012.

The pay-TV market has a total of 3,171 thousand customers, according to ANACOM data as of the fourth quarter of 2013, representing a 53.7% penetration of Portuguese households. ZON Optimus was the market leader with a 47.8% market share. PT Portugal’s brand, Meo, has gained market share, reaching 41.5% in the fourth quarter of 2013, representing an increase of 2.3% from the fourth quarter of 2012. Cabovisão’s market share was 7.1% in the fourth quarter of 2013, a decline of 0.7% from the fourth quarter of 2012. Vodafone’s market share was 3.5% in the fourth quarter of 2013, representing an increase of 2.1% from the fourth quarter of 2012. The remaining competitors have not achieved significant market shares.

PT Portugal has committed to an ambitious FTTH roll-out strategy in the past few years, reaching approximately 1.6 million homes by the end of 2013. ZON Optimus and Cabovisão have leveraged their coaxial cable networks to upgrade to the DOCSIS 3.0 standard. Vodafone has based its offers mainly on IPTV, relying on PT Portugal’s wholesale offer (ULL) and on its own FTTH network, which is being rolled out. ZON Optimus is obligated to negotiate its fiber network with Vodafone Portugal, as part of a remedy imposed by the Portuguese Competition Authority after the merger of the two companies (ZON and Optimus). ANACOM is analyzing the creation of a wholesale fiber offer outside Greater Lisbon and Greater Oporto, which would enable PT Portugal’s competitors to access any FTTH network rolled out by PT Portugal outside the designated “competitive areas.” PT Portugal is currently considering the possibility of a further roll-out to an additional one million households to reach 2.6 million FTTH households and launching a wholesale offer that would be available for competitors.

At the end of 2013, there were approximately 159.8 active mobile cards per 100 inhabitants in Portugal, making it one of the European countries with the highest adoption rate of mobile services. This level of penetration derives from a dynamic market, mostly based on prepaid services, where operators are focused on providing an extended product portfolio in order to address an extensive range of communication needs for their customers.

In the mobile market, MEO (PT Portugal’s mobile operation) competes with Vodafone Portugal and ZON Optimus, the two other mobile network operators licensed to provide mobile telephone services in Portugal. In 2007, CTT, the Portuguese postal company, launched “Phone-ix,” an MVNO (Mobile Virtual Network Operator) supported by MEO’s network, and in 2008, ZON launched an equivalent structure under the brand “ZON Mobile,” a mobile virtual operation hosted by Vodafone Portugal’s network. After the merger with Optimus, ZON decided to migrate its ZON Mobile customers to Optimus’ network, which most likely ended the MVNO agreement with Vodafone Portugal. In 2012, an international MVNO, Lycamobile, was launched in Portugal, supported on Vodafone’s network, focusing on offering low-cost international voice and data services targeting a niche market mainly composed of immigrant communities. In early 2013, Vectone, another low-cost MVNO targeting ethnic minorities, was launched, hosted by Optimus’ network. Neither MVNO has, so far, been able to gain relevant market share. In 2013, following the merger with Onitelecom, Cabovisão announced that it intended to enter the mobile telephone services by late 2013, in order to compete with PT Portugal’s and ZON Optimus quadruple-play offers, and that is was engaging in negotiations with the three mobile network operators to that effect. To date, Cabovisão has not launched its MVNO operation.

Due to their shareholder structures, MEO’s competitors, namely Vodafone Portugal have access to substantial resources, cost synergies (e.g., network and equipment costs) and best practices (e.g., product development processes) to compete aggressively against MEO in the Portuguese mobile telephone market. In addition, by strengthening their position in the mobile business, these assets enable them to compete more directly and aggressively in the fixed line services.

According to ANACOM, at the end of 2013, MEO had a 46.8% market share in terms of active mobile cards in the Portuguese market, up 2.3% from the previous year, reflecting the success of the M4O offer. Market share leadership is and will continue to be MEO’s priority, as the main mobile competitors, Vodafone Portugal and ZON Optimus, are expected to continue to market their services aggressively. All operators are leveraging new convergent fixed-mobile offers to reduce churn and secure their market shares in both the residential and personal markets.

With respect to mobile broadband service, according to ANACOM data, there were 759 thousand customers using dongles/modems at the end of 2013, down from 978 thousand customers at the end of 2012. This decrease is primarily the result of (1) the growth in fixed broadband internet access, enabling wireless access at home through wifi routers, (2) the increased penetration of smartphones and tablets that enable email and internet access, and (3) the challenging economic backdrop.

All mobile operators launched 4G commercial offers in early 2012, both in the form of smartphones and dongles, and they have been marketing them aggressively. Operators have also been focusing on extending 4G network coverage as quickly as possible, with MEO reaching 93% of the population at the end of 2013.

In the mobile broadband market, the competitive landscape has been challenging. Both in 3G and 4G tariff plans, Vodafone Portugal and ZON Optimus have promoted their services aggressively through pricing campaigns under which they decrease the monthly fee during a certain period, as well as subsidize USB dongles.

In early 2012, MEO launched a multi-SIM offer that can be used both in 3G and 4G tariff plans. This multi-SIM offer allows both MEO mobile broadband and smartphone users to share their data tariff allowance with more than one device.

Mobile revenues have been under pressure not only from the competitive dynamics but also from the regulatory framework in Portugal. Mobile termination rates decreased approximately 82% from €0.07 in 2008 to €0.0127 in 2012, where they remain. Roaming revenues have also been a subject of regulation, as caps for both retail voice and data roaming services have been implemented. In the first half of 2013, the retail voice cap per minute originated and per minute received were €0.29 and €0.08, respectively, and the retail data cap was €0.70 per megabyte. From July 1, 2013, the retail voice caps per minute originated and received are €0.24 and €0.07, respectively, and the retail data cap is €0.45 per megabyte. From July 1, 2014, the retail voice and data caps will be €0.19 per minute originated, €0.05 per minute received and €0.20 per megabyte.

Residential Services

PT Portugal faces strong competition from both fixed line operators and mobile operators. Currently, all mobile network operators have commercial offers that are a direct alternative to PT Portugal fixed line telephone services, competing for the same customers. Residential services supported by mobile networks are offered by all mobile operators. In addition, these have also launched low-cost brands that are designed to reach the lower-end segment of the mobile market and have also had an effect on fixed line retail service.

More recently, operators have been offering unlimited voice communications to all national and up to 50 international fixed destinations, whenever the fixed voice service is purchased as part of a fixed service bundle. This competitive movement aimed to respond to the eroding revenues from international telephone service due to falling international call prices, extensive usage of lease lines by large users through which they connect to networks outside Portugal and aggressive competition from calling cards, rerouting of calls by other international operators and VoIP, which increasingly enables communications at lower prices than traditional public switched telephone networks. These factors put significant pressure on PT Portugal to reduce international fixed line telephone prices.

Personal Services

In 2008, an important development occurred in the Portuguese mobile market with the launch of aggressive on-net differentiated pricing plans, known as “tribal plans,” led by Optimus (with “Tag”) and followed by MEO (with Moche) and Vodafone Portugal (“Extreme” and “Extravaganza”). These tribal plans, targeting the youth segment through strong marketing campaigns, reached beyond this segment and became mass market plans with a strong relative presence in the personal mobile market.

In addition to the tribal plans, some postpaid, on-net oriented bundles of “voice+internet” were launched by the three major mobile operators, namely MEO (with tmn unlimited), Optimus (with “Smart”) and Vodafone (with “Best”). The focus on on-net oriented flat rate plans and bundles of “voice+internet,” which offer unlimited on-net voice calls, led to an increase in minutes of usage and an erosion of average revenue per minute.

In early 2011 MEO expanded its pricing plan portfolio with the launch of e nunca mais acaba, a prepaid flat-fee, on-net pricing plan that expands the tribal plan concept to all MEO customers, a move later followed by Vodafone (with “Vita 0”) and Optimus (with “Zero”).

In April 2012, MEO launched a tribal plan, moche sub-25, specifically designed for the youth segment, restricting new additions to those able to prove they are 25 years old or younger. This under-25 tribal plan has a different monthly fee and includes additional services that are appealing to this segment, such as music streaming, unlimited all-net SMS and an internet data allowance. This movement was followed by Optimus with the launch of “TAG sub-25.” Vodafone Portugal chose not to launch an under-25 tribal plan, decreasing instead the monthly fee and adding internet data allowance to its mass market tribal plans. MEO and Optimus followed Vodafone Portugal’s movement in their mass market tribal plans.

Mobile operators are also undertaking aggressive marketing efforts, often offering a subscription fee that allows access to cheaper communications during a limited period. Aggressive pricing structures and campaigns have stimulated usage at the expense of eroding retail revenues. MEO has recently launched marketing campaigns focused on its under-25 tribal plan, using its new tariff plan to better segment the market and target its efforts more efficiently.

Enterprise Services

PT Portugal faces significant competition from several operators in the enterprise services market, namely ZON Optimus, Vodafone Portugal, Cabovisão/Oni Telecom, AR Telecom and Colt. These companies compete with PT Portugal in providing data communications, voice services and internet services to business customers. Customers tend to have large volumes of traffic and complex virtual private network services with data, voice and video integration.

PT Portugal’s competitors may use satellite-based networks, public network operators’ infrastructure, leased lines and their own infrastructure to provide telecommunications services to customers. These are all alternatives to PT Portugal’s leased lines offer. As a result of competition, PT Portugal has reduced its prices for leased lines and is focusing on value-added solutions based on Internet Protocol Virtual Private Networks (“IP VPN”).

In September 2013, PT Portugal launched a Tier 3 top-European level data center in Covilhã (central Portugal). The first block was inaugurated with six IT rooms of 520 square meters each and a PUE (power usage effectiveness) of 1.25. This new infrastructure will allow PT Portugal to further take advantage of the cloud services business opportunity. Cloud services are considered to be an attractive growth point in the telecommunications industry, and PT Portugal intend to position itself ahead of the competition to provide such services, which will be an additional source of revenue as well as a retention and loyalty tool in PT Portugal’s data and corporate customer category.

Other Services

PT Portugal also faces competition in its wholesale services. Fixed and mobile operators, other than MEO, are establishing direct international interconnections with mobile or wireline operators outside Portugal, enabling them to offer international telephone services without using PT Portugal’s network. This is decreasing wholesale revenues generated from connecting mobile operators in Portugal to operators abroad.

The interconnection business faces more direct competition now that operators are focusing on installing and operating their own public wireline telephone networks, pushing for direct access offers.

Some international operators are now providing wholesale services in Portugal, including international telephone services, network interconnection, data services, and broadband access to Portuguese ISPs.

Shared Services Companies

PT SI

PT SI is responsible for data centers, information systems and information technology activities of PT Portugal’s business units in Portugal. PT SI provides integrated information systems and information technology services to PT Portugal’s business units in Portugal, as well as to PT Portugal’s existing and new customers. PT Portugal holds 100% of the share capital of PT SI.

PT Inovação

Portugal Telecom Inovação, S.A., or PT Inovação. is PT Portugal’s unit responsible for research and development activities. PT Portugal’s research and development programs focus on intelligent networks, network management systems, advanced services and systems and network integration and have led to the introduction of innovative products and services. PT Inovação’s activities have been a driving force behind the development of new products and services, telecommunications infrastructure and information systems.

PT Contact

PT Contact – Telemarketing e Serviços de Informação, S.A., or PT Contact. is the group unit responsible for call center operations in Portugal. PT Contact takes advantage of economies of scale and process alignments to reduce costs in PT Portugal’s call center operations.

PT Pro

PT Pro aggregates all PT Portugal’s back-office activities in Portugal. PT Pro takes advantage of economies of scale and process alignments throughout PT Portugal’s group to reduce costs in back-office activities. The creation of PT Pro has also allowed for a reduction of the execution risk of PT Portugal’s financial reporting function through standardization of processes and implementation of best practices.

Properties in Portugal

PT Portugal’s principal properties consist of buildings and telecommunications installations. These include various sizes of exchanges, transmission equipment, cable networks, base stations for mobile networks, equipment for radio communications and a nationwide network of ducts. They are located throughout Portugal and internationally. PT Portugal and its subsidiaries own several office buildings in Portugal. PT Portugal’s main proprietary office space with over 5,000 square meters is located at the following addresses:

•	Av. Fontes Pereira de Melo, 38/40, Lisboa, Portugal (68,994 square meters);

•	R. José Ferreira Pinto Basto, Aveiro, Portugal (11,668 square meters);

•	R. Tenente Valadim, 431/453, Porto, Portugal (23,300 square meters);

•	R. Afonso Costa, 4, Lisboa, Portugal (13,901 square meters);

•	R. General Humberto Delgado, 342/368, Coimbra, Portugal (13,380 square meters);

•	Largo do Carmo, Faro, Portugal (8,770 square meters);

•	R. Andrade Corvo, 10/14, Lisboa, Portugal (12,128 square meters);

•	R. Postiguinho Valadares, 12, Castelo Branco, Portugal (5,206 square meters);

•	Av. Carvalho Araújo, 629, Vila Real, Portugal (7,599 square meters);

•	Av. Infante D. Henrique/Praça Vasco da Gama, Ponta Delgada, Açores, Portugal (6,295 square meters);

•	Av. Doutor João Martins Azevedo, 21, Torres Novas, Portugal (7,112 square meters);

•	Av. de Zarco, Funchal, Portugal (7,025 square meters); and

•	Rua Conselheiro Veloso Cruz, 532, Vila Nova de Gaia, Portugal (6,044 square meters).

PT Portugal is not aware of any material environmental issues that may affect its use of these properties.

PT Portugal has registered its important trademarks, such as “Portugal Telecom,” “PT Comunicações,” “Telepac,” “Sapo,” “Meo,” “Moche” and their related logos, in Portugal. PT Portugal has also applied for a European Community trademark for “Portugal Telecom” and PT Portugal’s logo. PT Portugal do not own any registered patents or copyrights which are material to its business as a whole.

PT Portugal’s African and Asian Operations

PT Portugal has significant interests in telecommunications companies in Angola, Cape Verde, Namibia and São Tomé and Principe in Africa and in Timor-Leste in Asia. PT Investimentos Internacionais, S.A., a wholly-owned subsidiary of PT Portugal, manages all of its international businesses.

The table below provides the highlights of PT Portugal’s main assets in Africa and Asia as of December 31, 2013, except with respect to Unitel, for which information is given as of September 30, 2013. For information regarding the limited information available to Portugal Telecom regarding Unitel’s financial information as of December 31, 2013, see “Risk Factors—Risk Factors Related to Our Acquisition of PT Portugal—The amount at which we will record our indirect investment in Unitel in our financial statements represents a majority of the purchase price of PT Portugal. Any development that results in the impairment of this investment would have a material adverse effect on our business, financial condition and results of operations.” in Oi’s Prospectus Supplement filed with the SEC on the same date as the Current Report on Form 6-K of which this Exhibit 1 is a part.

	Direct Ownership (%)	PT Portugal Effective Interest (%)	Revenue in EUR (millions)(1)	Net income in EUR (millions)(1)

Unitel, Angola(2)(3)(4)	PT Ventures: 25%	18.75%	1,202.6	356.3
MTC, Namibia(4)(5)	Africatel: 34%	25.50%	167.0	33.8
CVTelecom, Cape Verde(4)(5)	PT Ventures: 40%	30.00%	70.4	6.2
Timor Telecom, Timor-Leste (5)(6)	TPT: 54.01%	44.17%	46.9	3.3
	PT Participações: 3.05%
CST, S. Tomé & Principe(4)(5)	Africatel: 51%	38.25%	12.6	0.02

(1)	Represents 100% of the company. PT Portugal has management contracts with CVTelecom, CST and Timor Telecom.
(2)	Accounted for by PT Portugal under the equity method.
(3)	Revenue information and net income with respect to Unitel corresponds to the nine-month period ended September 30, 2013.
(4)	These interests are held by Africatel; PT Portugal indirectly owns 75% of Africatel.
(5)	Fully consolidated by PT Portugal.
(6)	This interest is held by TPT; PT Portugal indirectly owns 76.1% of TPT.

Africatel Holding Company

In 2007, Portugal Telecom formed Africatel Holdings B.V., or Africatel, and contributed to Africatel its equity interests in (1) Unitel, which operates in Angola, (2) Mobile Telecommunications Limited, or MTC, which operates in Namibia, (3) Cabo Verde Telecom, S.A., or CVTelecom, which operates in Cape Verde, and (4) CST – Companhia Santomense de Telecomunicações S.A.R.L., or CST, which operated in São Tomé and Príncipe, among others. In 2007, Portugal Telecom sold 22% of the equity interests in Africatel to Samba Luxco S.à.r.l., or Samba Luxco, an affiliate of Helios Investors LP, or Helios, a private equity firm operating in sub-Saharan Africa, and entered into a shareholders’ agreement with Samba Luxco regarding governance and liquidity rights relating to Africatel. In 2008, Portugal Telecom sold an additional 3% of the equity interests in Africatel to Samba Luxco.

As of December 31, 2013, in addition to its interests in Unitel, MTC, CVTelecom and CST, Africatel owns Directel—Listas Telefónicas Internacionais, Lda., or Directel, which publishes telephone directories and operates related data bases in Angola, Cabo Verde, Mozambique, Uganda and Kenya.

As a result of Portugal Telecom’s internal reorganization, PT Portugal owns 75% of the equity interests in Africatel. PT Portugal’s interest in the individual companies described below reflects the percentage of capital of those companies owned by Africatel. Portugal Telecom, PT Ventures and Samba Luxco are parties to a shareholders’ agreement under which Portugal Telecom has ownership and management control of Africatel, which we refer to as the Africatel shareholders’ agreement.

In January 2014, Portugal Telecom received a letter from Samba Luxco, asserting that the proposed business combination between Portugal Telecom and Oi triggers certain of its rights under the Africatel shareholders’ agreement, without specifying those rights, and expressing its interest in achieving liquidity in the business combination. Initially, in response to Portugal Telecom’s request that Samba Luxco provide more details on the rights that it asserts, Samba Luxco sent additional letters claiming that Samba Luxco has a put right under the Africatel shareholders’ agreement at the fair market equity value of its Africatel shares because it believes the business combination would trigger a change of control under that agreement. In that regard, Samba Luxco has asserted a right to an independent valuation of Africatel but has indicated an openness to discussing the valuation process. Portugal Telecom has advised Samba Luxco that it believes that even if a change of control were to be triggered, it would be triggered only if and when the business combination was completed. While reserving its rights and without agreeing that a change of control would be triggered, Portugal Telecom has entered into discussions with Samba Luxco and has indicated its openness to exploring alternatives for achieving liquidity with respect to Samba Luxco’s investment in Africatel.

Unitel, Angola

In 2000, PT Ventures, a wholly-owned subsidiary of Portugal Telecom, acquired 25% of the share capital of Unitel, a 2G mobile operator in Angola. Unitel began operations in Luanda in 2001. In connection with this investment, PT Ventures entered into a shareholders’ agreement with the other shareholders of Unitel regarding governance and liquidity rights relating to Unitel, and dispute resolution provisions. In 2007, Portugal Telecom contributed its shares of PT Ventures to Africatel. As a result of this transaction and Portugal Telecom’s internal reorganization, PT Portugal has an 18.75% economic interest in Unitel. PT Portugal accounts for this investment under the equity method.

In December 2008, Unitel acquired 49.9% of Banco do Fomento Angola, or BFA, for US$475 million from Banco Português de Investimento, BPI, which continues to hold the remaining equity in BFA. According to KPMG Angola’s October 2013 Angola Banking Survey, as of December 31, 2012, BFA was the fourth largest bank in Angola in terms of total assets and the second largest in terms of deposits.

As of September 30, 2013, Unitel had 9,537 thousand subscribers, of which 98.5% were holders of prepaid cards. During the nine-month period ended September 30, 2013, Unitel had 557 thousand net additions, with subscriber growth in Luanda, the capital of Angola, and in other districts.

Services

Unitel provides services in the following customer segments:

•	Personal services, which are mobile telecommunications services, such as voice, data and internet-related multimedia services provided to personal (i.e., individual) customers.

•	Enterprise services, including Corporate and SME/SoHo services, which are services provided to corporate and SME customers, to whom Unitel offers integrated data and business solutions.

•	Residential services, which include integrated networks inside the customers’ homes, enabling the simultaneous connection of multiple devices, including fixed line telephones, PCs, tablets and smartphones.

•	Wholesale and other services, which primarily include wholesale telecommunications services.

During 2013, Unitel launched several initiatives, including successful marketing campaigns aimed at promoting voice usage and increasing penetration of the market for mobile broadband services. Unitel’s marketing campaigns and offerings included:

•	several smartphone campaigns, with specific pricing plans, including internet use;

•	a wide range of handset choices for different categories of customers;

•	wifi routers, dongles, PCs and tablets;

•	voice stimulation campaigns, offering free calls during some hours of the day;

•	recharge campaigns, offering incentives to customers who recharge their prepaid cards;

•	expansion of voice and data roaming agreements;

•	campaigns permitting customers to transfer recharges of prepaid cards among Unitel subscribers;

•	development of 4G services in Luanda following their launch in December 2012; and

•	the enlargement of Unitel’s portfolio of enterprise services.

Unitel also launched several initiatives aimed at strengthening both its direct and indirect distribution channels, increasing both its capillarity and efficiency. Unitel also developed institutional advertising of its different services, focusing on its functionalities and advantages.

Network

During 2013, Unitel continued its investments to expand its fiber optic network, both in Luanda, in other large Angolan cities and between them. Unitel also made investments in its 2G, 3G and 4G networks in order to improve its coverage and capacity, aiming to address the telecommunications needs of a larger number of customers and to improve the quality of its services.

Competition

Unitel is a leading mobile operator in the Angolan mobile market. Movicel, the other mobile operator, also launched several marketing initiatives during 2013, including new pricing plans for different segments, voice and data promotions, handset campaigns and recharge campaigns. PT Portugal expects that a third mobile license may be awarded in the future.

Financial Results

In this subsection we present certain summarized financial information regarding Unitel. Information presented for 2011 and 2012 is for the year ended December 31, 2013, but information presented for 2013 is for the nine months ended September 30, 2013. Unitel’s total gross operating revenues were US$1,584.0 million (€1,202.3 million) for the nine-months ended September 30, 2013, US$2,043.0 million (€1,590.1 million) for the year ended December 31, 2012 and US$1,784.0 million (€1,281.8 million) for the year ended December 31, 2011.

Unitel’s costs were US$879.8 million (€668.0 million) for the nine months ended September 30, 2013, US$1,067.8 million (€831.1 million) in 2012 and US$985.6 million (€708.0 million) in 2011. Unitel’s net profit was US$469.3 million (€356.3 million) for the nine months ended September 30, 2013, US$964.5 million (€750.7 million) in 2012 and US$867.0 million in 2011 (€622.8 million). Unitel’s costs generally rose in line with its revenues during these periods. Over time, as Unitel expands into more remote areas of Angola, its costs are expected to increase and lead to a decrease in its margins, but Unitel expects to continue to record strong margins in the near future. Through the end of 2012, Unitel was not subject to corporate income taxes in Angola, and, consequently, its net income equaled its income before taxes. In 2013, for the first year, Unitel was subject to corporate income taxes in Angola at a rate of 35%.

For information regarding the limited information available to Portugal Telecom regarding Unitel’s financial information as of December 31, 2013, see “Risk Factors—Risk Factors Related to Our Acquisition of PT Portugal—The amount at which we will record our indirect investment in Unitel in our financial statements represents a majority of the purchase price of PT Portugal. Any development that results in the impairment of this investment would have a material adverse effect on our business, financial condition and results of operations.” in Oi’s Prospectus Supplement filed with the SEC on the same date as the Current Report on Form 6-K of which this Exhibit 1 is a part.

Dividends

PT Ventures has not received dividends from Unitel since November 2012 and it has not received dividends with respect to Unitel’s 2011 and 2012 fiscal years. As of December 31, 2013, 2012 and 2011, PT Ventures had accounts receivable of €238.2 million, €245.7 million and €134.7 million, respectively, from Unitel (including €205.8 million, €215.1 million and €121.7 million of dividends receivable, respectively). In 2012, PT Ventures received dividends of €49.9 million representing part of the dividend payable with respect to Unitel’s 2010 earnings, and in 2011 PT Ventures received dividends of €125.9 million representing the full dividend payable with respect to Unitel’s 2009 earnings.

PT Portugal accounts for this investment under the equity method. The carrying value of this investment in the financial statement of Portugal Telecom as of December 31, 2013 was €494.3 million, excluding accounts receivable relating to declared and unpaid dividends. Portugal Telecom assesses the recoverable amount of the total investment in this company at least on an annual basis and, as of December 31, 2013, had not recorded any impairment of this investment. Oi will account for the acquisition of PT Portugal under the purchase method of accounting, under which PT Portugal’s investment in Unitel will be recorded at its fair value.

For more information about PT Portugal’s investment in Unitel, see notes 33, 47(e) and 48(a) to Portugal Telecom’s audited consolidated financial statements.

MTC, Namibia

In 2006, Portugal Telecom acquired 34% of the capital of MTC, a Namibian mobile operator, from Namibia Post and Telecom Holdings, a state-controlled entity, or NPTH. In connection with this transaction, Portugal Telecom entered into an agreement with NPTH regarding governance and liquidity rights relating to MTC, that allowed Portugal Telecom to set and control the financial and operating policies of MTC. As a result, Portugal Telecom fully consolidates MTC in its consolidated financial statements. In 2007, Portugal Telecom contributed its shares of MTC to Africatel. PT Portugal fully consolidates MTC in its consolidated financial statements.

As of December 31, 2013, MTC had 2,380 thousand customers, of which 94.4% were customers under prepaid plans. MTC’s revenues were 2,142.9 million Namibian dollars (€167.0 million) in 2013, 1,901 million Namibian dollars (€180.2 million) in 2012, and 1,608.3 million Namibian dollars (€159.3 million) in 2011. MTC’s net profit was €33.8 million in 2013, €34.3 million in 2012, and €32.1 million in 2011.

MTC was established in 1994 and provides mobile telecommunications services under the terms of a 15-year technology- and service-neutral concession granted in March 2012 that replaced its earlier licenses. Under the terms of this concession, MTC is permitted to offer 2G, 3G and 4G services. MTC commenced offering 4G services in Windhoek, the capital of Namibia, in May 2012 and, as of December 31, 2013, had expanded its coverage to eight additional cities, covering areas in which approximately 40% of the Namibian population live and work.

In 2006, a license was granted to Powercom to provide mobile telecommunications services in Namibia. Powercom commenced operations in 2007. In November 2012, Telecom Namibia, the incumbent provider of fixed-line telecommunications services in Namibia and a wholly-owned subsidiary of NPTH, acquired Powercom. Telecom Namibia re-launched Powercom’s portfolio of service plans under the brand “TN Mobile” in August 2013. In November 2013, TN Mobile began offering 4G services in Windhoek and other urban areas.

In 2013, MTC focused its marketing efforts and commercial activity on: (1) boosting broadband revenue growth, underpinned by the use of 4G technology and its Netman brand; (2) promoting the upselling of new pricing plans aimed at increasing usage and revenues, and (3) selling Smartshare, a convergent internet/ mobile service that combines Netman home (internet router) with up to three smartphones.

Portugal Telecom has advised us that NPTH has been negotiating the sale of a 15% equity interest in MTC to a local investor, but Portugal Telecom is not a party to that transaction and does not expect it to affect its rights with respect to MTC.

CVTelecom, Cape Verde

PT Ventures owns 40% of the share capital of CVTelecom, a provider of fixed-line and mobile services in the Cabo Verde Islands. In 2000, PT Ventures, entered into an agreement with the other shareholders of CVTelecom, regarding governance and liquidity rights relating to CVTelecom, that allowed Portugal Telecom to set and control the financial and operating policies of CVTelecom. As a result, Portugal Telecom fully consolidates CVTelecom in its financial statements. As a result Portugal Telecom’s internal reorganization, PT Portugal fully consolidates CVTelecom in its financial statements.

As of December 31, 2013, CVTelecom had 66.2 thousand fixed-lines in service, which represents approximately 13.3fixed main lines per 100 inhabitants. CVTelecom had 363.5 thousand active mobile telephone cards as of December 31, 2013, of which 98.5% were prepaid customers. CVTelecom’s total gross operating revenues were €70.4 million in 2013, €75.6 million in 2012 and €83.7 million in 2011, and its net profit was €6.2 million in 2013, €12.3 million in 2012 and €20.5 million in 2011. Revenues were primarily impacted by the international accounting rule IFRIC 12, “Service Concession Arrangements.”

CVTelecom was established in 1995 and provides fixed-line and mobile telecommunications services under the terms of a 25-year license granted in 1996. In December 2011, CVTelecom was granted a license to provide 3G services in Cabo Verde. In May 2012, CVTelecom’s connection to the West African Cable System, a submarine cable which connects CVTelecom’s network to networks in west Africa and Europe, began operating.

In 2006, the National Communications Agency (Agência Nacional das Comunicações) granted the second license to provide fixed-line and mobile telecommunications services in Cabo Verde to T Plus S.A., or T Plus, which commenced operations under the brand “T+” in December 2007. In December 2011, T Plus was granted a license to provide 3G services in Cabo Verde. In October 2012, a controlling interest in T Plus was acquired by Unitel Holdings, which is controlled by Mrs. Isabel dos Santos.

During 2013, CVTelecom launched several commercial offers, both in mobile and fixed, aimed at promoting usage and customer loyalty, including: (1) door-to-door and outbound campaigns, which contributed to fixed gross additions and migration from the basic fixed voice price plan to Di Casa, a new pricing plan; (2) Powa Swag Total, a new pricing plan aimed at young people, and (3) Zap Net sem limites, the first unlimited pricing plan for broadband bundled with IPTV service. During 2013, broadband and IPTV customers represented 27.9% and 9.5% of CVTelecom’s fixed line customer base, respectively.

Timor Telecom, Timor-Leste

PT Portugal has a 76.1% interest in TPT—Telecomunicações Públicas de Timor, S.A., or TPT. In 2002, PT Participações SGPS, S.A., a wholly-owned subsidiary of PT Portugal, entered into a shareholders’ agreement with the other shareholders of TPT regarding governance and liquidity rights relating to TPT. This shareholders’ agreement was amended in 2005. TPT owns 54.0% and PT Participações owns 3.05% of Timor Telecom, S.A., or Timor Telecom, a telecommunications provider of fixed and mobile services in Timor-Leste. In 2005, TPT entered into a shareholders’ agreement with the other shareholders of Timor Telecom regarding governance and liquidity rights relating to Timor Telecom.

As of December 31, 2013, Timor Telecom had a total mobile customer base of 624.5 thousand and 3.0 thousand fixed lines in service. Timor Telecom’s revenues were €46.9 million in 2013, €58.1 million in 2012, and €47.7 million in 2011, and its net profit was €6.1 million in 2013, €16.9 million in 2012 and €17.7 million in 2011. In 2013, data revenues accounted for 20.1% of mobile service revenues.

In 2002, Timor Telecom was awarded a license to provide fixed-line and mobile telecommunications services in Timor-Leste on an exclusive basis through the expiration of this license in 2017. In March 2012, Timor Telecom entered into a settlement agreement with the government of Timor-Leste under which it waived the exclusivity provisions of this license, and the government of Timor-Leste enacted new legislation to provide a framework for competition in the telecommunications sector, including the formation of a new regulatory body, the National Communications Authority (Autoridade Nacional de Comunicações). In July 2012, 15-year licenses to provide telecommunications services were granted to PT Telekomunikasi Indonesia International, or Telin, and Viettel Global Investment, or Viettel. Telin began providing mobile services in Timor-Leste in January 2013 under the brand name “Telkomcel,” and Viettel began providing mobile services in Timor-Leste in April 2013 under the brand name “Telmor.”

Timor Telecom responded to the introduction of a competitive environment in Timor-Leste in 2013 by launching several initiatives, including (1) segmented mobile broadband and data offers, (2) new pricing plans with more competitive tariffs for different segments (such as Diak for youth customers and closed user groups for business customers), (3) improvements in its call center services, and (4) development of its distribution network, including the launch of new commercial contact points, the upgrade of existing contracts and the strengthening of its indirect distribution channels.

CST, São Tomé and Principe

Africatel owns 51.0% of the share capital of CST, which provides fixed and mobile services in São Tomé and Principe. As of December 31, 2013, CST had 125.3 thousand mobile customers. CST’s revenues were €12.4 million in 2013, €12.0 million in 2012 and €11.9 million in 2011, and its net profit was €19 thousand in 2013, €0.6 million in 2012 and €1.0 million in 2011.

CST was established in 1989 and provides fixed-line and mobile telecommunications services under the terms of a 20-year license granted in 2007. CST began offering 3G services in São Tomé and Principe in March 2012 anticipating the connection of its network to the Africa Coast to Europe submarine cable which was inaugurated at the end of 2012. In March 2013, the General Regulatory Authority (Autoridade Geral de Regulação), the telecommunications regulator in São Tomé and Principe granted the second license to provide fixed-line and mobile telecommunications services in São Tomé and Principe to Unitel Holdings, which is controlled by Mrs. Isabel dos Santos. We understand that Unitel Holding’s subsidiary, Unitel STP, is expected to commence services in São Tomé and Principe in April 2014.

Regulation in Portugal

As a telecommunications provider, PT Portugal is subject to a variety of regulations as well as general competition law and other laws. Such laws and regulations are promulgated and enforced to varying degrees by supranational regulators such as the European Commission, or EC, and national, state, regional and local authorities. This section describes the regulatory frameworks and key regulatory developments at the regional level and in the selected countries in which PT Portugal operates.

Regulatory Institutions

•	European Commission. The EC ensures that EU member states fully and correctly implement EU requirements in national law. The EC routinely monitors the status of EU member states in implementing EU directives. Most of the EU rules on competition and sector-specific regulation have the force of law in all EU member states and therefore apply to PT Portugal in Portugal. The Directorate-General for Competition of the EC is responsible for considering potential claims that PT Portugal’s business activities or Portuguese government regulations are inconsistent with the key provisions of the Treaty of Lisbon relating to competition in the EU. Among other things, the Treaty of Lisbon prohibits (1) agreements or coordinated action between competitors that may affect trade between EU member states and have as their objective or effect the prevention, restriction or distortion of competition within the EU and (2) any abuse of a market-dominant position within the EU that may affect trade between EU member states. The Directorate-General for Competition enforces these rules in cooperation with the national competition authorities. In addition, national courts have jurisdiction over violations of EU competition law. The Directorate General for Communications Networks, Content & Technology (DG Connect) of the EC is responsible for, among others, coordinating the regulatory framework for competition and growth over the entire range of issues in the telecommunications field: economic analysis, impact assessment, policy development, regulatory compliance.

•	ANACOM. The Autoridade Nacional das Comunicações (“ANACOM”) is the Portuguese telecommunications regulator. It advises the Portuguese government on telecommunications policy and legislation and monitors compliance with concessions, licenses and permits granted to telecommunications networks and services providers in Portugal. The Portuguese government has substantially increased the autonomy of ANACOM and has allowed it to become a more effective and independent regulatory body. ANACOM acts on complaints against PT Portugal by PT Portugal’s competitors, PT Portugal’s customers and other interested parties. ANACOM can impose fines on PT Portugal if PT Portugal does not meet its obligations under the law or its determinations. ANACOM’s decisions are subject to judicial review.

•	Portuguese Competition Authority. PT Portugal’s activities are also overseen by the Portuguese Competition Authority (Autoridade da Concorrência), which is responsible for enforcement of competition law in Portugal. It is also responsible for considering complaints relating to PT Portugal’s business practices or other business arrangements. Under Portuguese law, PT Portugal and its subsidiaries are permitted to appeal any adverse decision of the Portuguese Competition Authority to the courts. The Portuguese Competition Authority’s decisions are subject to judicial review.

•	ERC. The Entidade Reguladora para a Comunicação Social, or ERC, is the independent regulatory authority for the Portuguese media. ERC’s primary responsibilities are the regulation and supervision of all entities that undertake media activities in Portugal. ERC is a legal entity endowed with administrative and financial autonomy. ERC oversees compliance with respect to fundamental rights such as freedom of the press, right to information, independence from political and economic power and freedom of speech. It is also responsible for monitoring compliance by all companies operating in the media sector, with standards for media and broadcast content, as well as for promoting the proper and effective functioning of the market where such companies operate. ERC’s decisions may affect, among others, news agencies, periodicals, radio or television operators, and radio and television distribution operators.

EU Regulatory Framework and Relevant Markets

The European Union regulatory framework for electronic communications networks and services consists of five directives governing procedures, authorizations, access, universal service and data protection; and a recommendation on relevant product and service markets within the electronic communications sector subject to “ex ante” regulation under a common regulatory framework for electronic communications networks and services; and two regulations: one concerning the Body of European Regulators for Electronic Communications (BEREC) and one other concerning roaming on public mobile communications networks. EU directives, regulations and recommendations, which adopt competition law principles such as market dominance for the designation of significant market power and the definitions of relevant product and geographic markets, which may be subject to “ex ante” regulation, have involved constant changes and refinements to this framework. The framework focuses on issues such as reinforcing consumer rights, encouraging competitive conditions among operators to increase consumer choice, promoting investment in new communications infrastructure (such as by freeing spectrum for the provision of broadband services) and ensuring network security and integrity. Under the current regulatory framework, obligations can be imposed on operators having significant market power in any of the one retail and six wholesale markets identified by the EC. Because PT Portugal is active in all of these markets, these regulatory measures have and will continue to affect PT Portugal’s businesses and operations.

Within the EU framework, ANACOM has identified, in the first round of analysis initiated in 2004, 19 retail and wholesale markets in Portugal. In a process it is required to undergo periodically, ANACOM has found PT Portugal to have significant market power in all but one of the analyzed markets, where ANACOM determined that no operator had significant market power (wholesale transit services). These markets include: (1) retail markets—access to the public telephone network at a fixed location (residential and business), publicly available local and/or national telephone services provided at a fixed location (residential and business), publicly available international telephone services provided at a fixed location (residential and business), telephone services at a fixed location using non-geographic numbers, such as toll-free numbers and leased lines; and (2) wholesale markets—call origination on the fixed telephone network provided at a fixed location, call termination on individual public telephone networks provided at a fixed location and wholesale unbundled access to local metallic loops, wholesale leased lines (trunk segments and terminating segments) and wholesale broadband access.

In its second round of analysis, ANACOM conducted a market analysis to determine the regulatory obligations that should be imposed on operators with significant market power in the provision of wholesale (physical) network infrastructure access and wholesale broadband access. With respect to Wholesale Markets 4 and 5 (for the provision of wholesale (physical) network infrastructure access and wholesale broadband access), ANACOM has segmented the broadband market geographically between “C” (competitive) areas and “NC” (non competitive) areas. In the “NC” areas PT Portugal is obligated to provide a wholesale local loop unbundling reference offer (in relation to Market 4) and to provide a wholesale broadband (bitstream) reference offer (in relation to Market 5). Market 5 was deregulated in “C” areas, and hence all obligations in this market, including the wholesale bitstream reference offer, no longer apply. Nevertheless, while PT Portugal’s obligation to provide a bitstream reference offer (Rede ADSL PT) in “C” areas expired after a transitional period, PT Portugal has decided to maintain the bitstream reference offer. See “—Areas of Recent Regulation and Updates—Next Generation Access Networks.”

In addition to PT Portugal, all other fixed line operators in Portugal were determined to have significant market power in the call termination on individual public telephone networks provided at a fixed location wholesale market. Likewise, all mobile network operators were found to have significant market power in the call termination on individual mobile networks. ANACOM has found PT Portugal to have significant market power in the wholesale leased lines terminal market and segmented the transit segments between “C” and “NC” routes. In these wholesale markets, ANACOM included Ethernet connections and imposed the retail-minus rule over Ethernet solutions. In the “C” routes, PT Portugal has no significant market power. PT Portugal expects that ANACOM will provide further analysis of the other relevant markets in the near future.

In December 2013, ANACOM launched a public consultation on a draft decision regarding the re-analysis of the retail markets for fixed access and telephony services and of the wholesale market for call origination at a fixed location. ANACOM is proposing to withdraw the existing retail regulation on those markets while continuing to fully regulate the wholesale call origination market.

PT Portugal’s Concession and Existing Licenses and Authorizations

General

The EU prohibits any limitation on the number of new entrants in telecommunications markets, except as required to ensure efficient use of radio frequencies. Pursuant to this directive, which is part of the EU electronic communications framework, an operator must have a general authorization for the provision of electronic communications networks or services. A license for individual rights of use can be required for the use of radio frequencies or numbering resources. The objective of this authorization regime is to introduce more flexibility into the licensing framework.

Currently, PT Portugal has a concession for the provision of universal service and it permits PT Portugal to provide public switched fixed line telephone services in Portugal. PT Portugal entered into an agreement with the Portuguese government for the revocation of that concession. Decree-Law 35/2014 was published on March 7, 2014 to formally revoke this PT Portugal concession, and it provided that that the revocation will become effective by June 1, 2014, at the latest, which corresponds to the deadline for commencement of the provision of the universal services by ZON and Optimus.

PT Portugal also operates a DTT platform and provides mobile telephone services, data communications services and television distribution services under the licenses granted and authorizations issued to its subsidiaries by the relevant authorities (the Portuguese government and ANACOM). The subsidiaries holding the licenses and authorizations are subject to separate financial reporting and other requirements.

The Ministry of Finance is responsible for monitoring financial issues with respect to PT Portugal’s concession. The Ministry of Economy is responsible for all other issues under PT Portugal’s concession. Disputes concerning the application and interpretation of PT Portugal’s concession are resolved through arbitration. ANACOM is responsible for issuing regulations and is authorized to monitor and assess penalties up to a maximum of €5 million if PT Portugal fails to fulfill its obligations under PT Portugal’s concession or other obligations imposed by law.

Rights of Way Regime

PT Portugal is subject to a rights-of-way regime in Portugal under which each municipality may establish a fee, up to a maximum of 0.25% of each wireline services bill, to be paid by the customers of those wireline operators whose network infrastructures are located in each such municipality. PT Portugal’s exemption from municipal taxes is currently being challenged in court. See “Legal Proceedings—Claims for Municipal Taxes and Fees in PT Portugal’s Portuguese Telecommunications Business.”

DTT Services

For a summary of PT Portugal’s usage rights for DTT, see “—Areas of Recent Regulation and Updates—DTT Services.”

PT Portugal’s Fixed Line and Data Licenses

PT Portugal holds the following licenses: (1) a non-exclusive license to provide fixed line telephone services; (2) a non-exclusive license to be a “Public Telecommunications Networks” operator; and (3) all the licenses formerly held by Telepac, including a data communications license. PT Portugal’s data communications license authorizes it to provide X.25/X.32 synchronous services and X.28 asynchronous services and other switched and non-switched data communications services, including frame relay and virtual private networks for data communications. The license also authorizes PT Portugal to provide value-added services such as electronic data interchange and videotext services. In addition, the license authorizes PT Portugal to construct certain network infrastructure in connection with licensed services. Licenses have also been granted to other providers of data communications and Internet access services, including companies associated with major international telecommunications providers. However, companies are not required to have a license to provide data communications services and Internet access. Instead, it is sufficient to register their intended services with ANACOM under its service registration scheme. Since 1997, PT Portugal has also held a license to provide data communications services using satellite infrastructure and a license to offer voice services to corporate networks and other closed groups of users.

MEO’s Mobile Service License

Portuguese mobile telephone service licenses are valid for 15 years and are issued by ANACOM. These licenses authorize the use of radio spectrum and the installation of base stations, base station controllers and control switching centers and require the licensee to construct networks capable of reaching at least 75% of Portugal’s population within a specified period of time. Charges for the provision of mobile telephone services are not subject to regulation.

Through MEO, PT Portugal holds a renewable license to provide traditional and 2G digital mobile telephone services throughout Portugal. The authorization for the use of 2G radio spectrum is valid until March 16, 2022. PT Portugal is required to comply with a number of mobile telephone service criteria, including satisfying minimum quality standards regarding blocked call rates, network effectiveness and servicing time, and providing certain services. PT Portugal is also required to provide ANACOM with information about its mobile telephone operations, including the number of customers, number and average duration of calls on a quarterly basis, and annual information about the development of infrastructure.

ANACOM also issues 3G licenses, which are the European version of the globally accepted technical standards for “third-generation” mobile communications. The broadband capacity of the frequency spectrum allocated under the 3G licenses enables operators to supply video and Internet content to mobile telephones at higher transmission speeds. On January 5, 2012, ANACOM issued a final report on an auction for the allocation of rights of use of frequencies in the 450, 800, 900, 1800 MHz and 2.1 and 2.6 GHz bands. Following that auction, on March 9, 2012, ANACOM issued the final renewable license to MEO, allowing the provision of electronic communications services based, among others, on 4G technology. This license is valid until March 2027, and it also unifies the previous 2G and 3G licenses issued by ANACOM.

Areas of Recent Regulation and Updates

Number Portability and Carrier Selection

Number portability allows a subscriber at a specific location to change service providers without having to change telephone numbers. Under ANACOM regulations, PT Portugal is required to allow number portability for both fixed line and mobile services within one working day, save for in exceptional circumstance duly identified. ANACOM requires call-by-call carrier selection to be offered by PT Portugal for long distance and international calls. Call-by-call carrier selection enables customers to select the carrier of their calls by dialing a code connecting them to the selected carrier. All fixed line network operators with significant market power must offer carrier pre-selection. Carrier pre-selection allows customers to select the carrier that will be their default carrier. This removes the need for customers to dial any code to connect to their selected carrier when making calls.

DTT Services

PT Comunicações holds frequency usage rights for DTT associated with the transport of the signal of free-to-air television channels (the RTP, SIC and TVI broadcast channels), the so-called “Multiplex A” or “Mux A.” PT Comunicações fulfilled all of its obligations with respect to the usage grant and successfully concluded the channel update process. PT Comunicações is entitled to receive compensation or reimbursement, to be provided pursuant to a governmental ordinance, for the costs related to the channel update process. The switch-off of the analog television network in Portugal occurred on April 26, 2012. Designed to ensure equal access to DTT, the DTT usage rights require PT Comunicações to subsidize the installation and purchase of DTT-related equipment for individuals with special needs (e.g., the elderly, low income groups, etc.).

Wholesale Reference Offers (Unbundling the Local Loop)

The EC requires fixed line network operators found to have significant market power in the relevant wholesale market for physical network infrastructure access at a fixed location to make the local loops between their customers and the local switches on their networks available to competitors. This allows such competitors to connect their networks to the copper “local loop” and use it to provide their services directly to those customers without having to invest in the local loop or to rely upon the network operator’s relationship with the customers. Under this regulation, PT Portugal is required to maintain a reference offer for unbundled access to its local loops and related facilities and to meet reasonable requests for unbundled access to its local loops and related facilities under transparent, fair and non-discriminatory conditions. Prices charged must be cost-oriented. The conditions under which the local loop unbundling services are provided are set forth in a published reference offer for unbundled access to PT Portugal’s local loops in accordance with terms established by ANACOM. This reference offer covers all of PT Portugal’s main distribution framework buildings where technical and space conditions allow co-location. Co-location means providing space and technical facilities to competitors to the extent necessary to reasonably accommodate and connect the relevant equipment of the competitor.

Leased Lines Reference Offers and Ethernet Access Reference Offers

PT Portugal’s Leased Lines Reference Offer (oferta de referência de circuitos alugados), or ORCA, sets forth the characteristics and the technical and commercial conditions associated with the provision of leased circuits by PT Portugal’s subsidiary PT Comunicações in the wholesale markets. PT Portugal’s Ethernet Accesses Reference Offer (oferta de referência de circuitos Ethernet), or ORCE, sets forth the characteristics and the technical and commercial conditions associated with the provision of Ethernet circuits by PT Comunicações in the wholesale markets.

Following a decision by ANACOM on leased line markets, the retail leased line market was deregulated, which meant that PT Portugal’s prices in this market ceased to be subject to a 26% retail-minus rule. However, for the wholesale leased line markets, in which PT Portugal was declared an operator with significant market power, ANACOM decided to make Ethernet circuits subject to a retail-minus rule (which remains undefined by ANACOM). On July 14, 2012, ANACOM approved a final decision amending PT Portugal’s ORCA and ORCE, the draft decision of which has been provided to the EC (which has subsequently stated it had no comment to the action), BEREC and national regulatory authorities of other Member States of the European Union. PT Portugal has challenged this decision before the courts, arguing that the decision was illegal in certain respects.

Wholesale Market for Voice Call Termination on Individual Mobile Networks

The regulation of the market for wholesale voice call termination establishes a price control obligation on wholesale voice call termination services. Following EC recommendations on the regulatory treatment of fixed and mobile termination rates in the EU, this price control results in a cost-oriented price cap determined by a pure Long-Range Average Incremental Cost, or LRIC, bottom-up cost model.

On April 30, 2012, ANACOM set the termination rates to be applied in the wholesale market for voice call termination on individual mobile networks. In accordance with ANACOM’s decision, the cost model for mobile termination set the maximum prices to be applied by the three mobile operators considered to have significant market power at €1.27 per minute, to be billed per second from the first second and independent of the origin of the call.

Next Generation Access Networks

ANACOM provides a segmented approach on the regulation of Next Generation Access Networks, or NGAs, which addresses several issues, including market and technological issues, the impact of NGAs on existing networks, applicable development models, public policy considerations and regulatory models. In areas designated “C” (competitive) areas, the main obligation is access to ducts, and in areas designated “NC” (non-competitive) areas, the obligations are access to ducts, access to fiber and advanced bitstream, subject to conditions. On February 6, 2012, ANACOM approved a draft decision related to the definition of the markets of wholesale (physical) network infrastructure access (“Market 4”) and wholesale broadband access (“Market 5”), evaluation of significant market power and the imposition, maintenance, modification or suppression of regulatory obligations. ANACOM proposes to maintain the national scope of Market 4 and the geographic segmentation in Market 5, which is divided into “NC” Areas and “C” Areas (the latter unregulated). According to this draft decision, PT Portugal will continue to be considered to have significant market power in Markets 4 and 5.

According to the draft decision concerning access obligations in the market of wholesale (physical) network infrastructure access, in addition to the obligation of granting unbundled access to copper loops and subloops and to ducts and poles at the national level, ANACOM intends to impose a geographically differentiated obligation to grant virtual access to optical fiber (advanced bitstream). This obligation would not be imposed in 17 municipalities that are considered to have conditions for other operators to invest in fiber. In addition, PT Portugal would also be required to demonstrate to ANACOM that the difference between Pt Portugal’s retail prices and the prices of the wholesale offers made available to other operators does not result in a margin squeeze. The review was not concluded, due to the changes that took place in the domestic market during 2013 (i.e., the merger between Zon and Optimus and investments initiated by Vodafone and Altice, for expansion of their fiber networks) and the publication, in September 2013, of the EC’s recommendation on NGA non-discrimination and costing methodologies. In light of these developments, a new ANACOM consultation on Markets 4 and 5 is expected during the first half of 2014.

With respect to the roll-out of optic fiber networks, current Portuguese law establishes a legal framework for the construction of and access to infrastructure suitable for the accommodation of electronic communications networks and the construction of infrastructure for telecommunications in housing developments, urban settlements and concentrations of buildings. The law addresses access to the public domain, expropriation and the constitution of public easements, and amendments to existing law in 2009 introduced a new level of harmonization and transparency in procedures. In particular, the 2009 changes set forth several obligations in order to allow electronic communications operators to enjoy better conditions necessary for the installation and development of electronic communications networks.

The current legal framework also foresees the implementation of a Centralized Information System, or SIC, to be managed and operated by ANACOM and whose main objective is to make available information on infrastructure appropriate for the installation of electronic communications networks based on information provided by the Portuguese government, autonomous regions, municipalities, publicly held companies or concessionaires, other entities owning or using infrastructure in the public domain, autonomous regions or municipalities and electronic communications undertakings. Other elements, such as the terms upon which objects will be geographically defined through the combination of their administrative location and georeferencing, are also set forth.

Since PT Comunicações already has reference offers under which it is required to provide a substantial amount of information to operators that wish to use its ducts, poles and associated infrastructure, PT Portugal is paying close attention to the implementation of the SIC, since PT Portugal does not wish for the SIC to compound PT Comunicações’s obligation to provide information regarding its ducts and associated infrastructure.

Between April 27, 2012 and July 20, 2012, a public consultation was held on the reduction of NGA roll-out costs, highlighting the need for more coordination, information and transparency between the different stakeholders. According to the EC, 80% on the investment costs in NGA networks relate to the deployment of civil infrastructure, as is the case of trenching and laying of ducts, and up to 30% of these costs are due to inefficiencies. The EC is of the opinion that the NGAs and the Member States may intervene at this level, making infrastructures sharing mandatory, including those of the utility companies. The EC published the report on this public consultation on November 22, 2012 and proposed a draft regulation on March 26, 2013. On November 28, 2013, the ITRE Committee of the European Parliament proposed a number of amendments to the European Commission proposal, proposing that the measures to reduce the cost of broadband deployment should be addressed through an EU directive rather than a regulation, thus giving the Member States more flexibility to adjust to specific local or national rules on this matter.

The negotiations between the European Parliament and the European Council took place in early 2014 and the text of a new draft directive aimed at reducing NGA roll-out costs is expected to be presented to the European Parliament for formal approval in April 2014, and then to the European Council after the vote in the Parliament.

On December 5, 2012, the EC sent its draft recommendation on NGA non-discrimination and costing methodologies to BEREC. The draft recommendation expands on the principles set out by Commissioner Kroes, in July 2012, that price orientation to costs could be more flexible in certain circumstances, in return of a tighter control of non-discrimination at the wholesale level. BEREC issued its opinion on this draft recommendation on March 26, 2013, endorsing the objectives of the EC but criticizing and asking for amendments of some aspects of the draft recommendation. According to BEREC, the recommendation should not suggest a specific costing methodology but identify the fundamental principles to be respected. The EC did not take into account the opinion of BEREC in this matter and obtained, on July 11, 2013, the favorable opinion of COCOM (Communications Committee), enabling the final adoption of the recommendation.

On September 9, 2013, the EC formally published the final recommendation on non-discrimination and NGA cost models, included in the presentation and proposal of the so called Digital Single Market package.

The (non-binding) recommendation aims at promoting investment and innovation in new network infrastructures, while ensuring effective competition. The recommendation seeks to (1) ensure an effective level playing field through the application of stricter rules on non-discrimination, (2) set predictable and stable prices for access to copper networks and (3) increase regulatory certainty as to the circumstances that should lead to the non-imposition of regulated prices for wholesale access to next generation networks. The EC intends that this Digital Single Market package would be approved by the European Parliament in first half of 2014. If approved, this regulation (which may be immediately enforceable in the Member States) may have an adverse effect on PT Portugal’s business, as it is likely to create price decreases and higher operational costs.

Cost Accounting System (“CAS”)

PT Comunicações runs an activity-based, fully distributed historical cost model, first developed following the privatization of the company in 1995. The CAS is also a regulatory obligation imposed on PT Portugal within the scope of its concession and relevant market regulations.

Following a set of ANACOM’s determinations and recommendations concerning the improvement of PT Comunicações’ CAS and the review and resubmission of the results of the CAS for 2007, and subsequently for 2008 and 2009, PT Comunicações sent the revised results of the CAS for these years to ANACOM (in February, April and May 2013).

On June 6, 2013, ANACOM declared the conformity of PT Comunicações’ CAS for the exercises of 2008 and 2009 with the applicable regulatory dispositions, and approved determinations and recommendations concerning the improvement of the CAS.

Following a request submitted by PT Comunicações and a public consultation, ANACOM approved on December 5, 2013, the final decision concerning the methodology for the calculation of PT Comunicações’ Weighted Average Cost of Capital applicable from 2012.

In a letter dated August 29, 2013, ANACOM informed PT Comunicações of the schedules for the auditing processes to the CAS and the Net Costs of the Universal Service (“NCUS”) for 2010 to 2012, and for the works concerning the revision of the CAS.

Compensation for the Negative Operating of the Mandatory Services

Until its concession is terminated, PT Comunicações has the right to be directly compensated by the Portuguese government for the negative operating margins resulting from the mandatory provision of fixed telex service, fixed switched data transmission service, telegram service, broadcasting and distribution service of telecommunications broadcasting signals and maritime mobile service.

ANACOM notified PT Comunicações of the approval of the final decision concerning the reformulated results of the operational margins of fixed telex service, telegram service, broadcasting and distribution service of telecommunications and broadcasting signal and maritime mobile service for 2007 (in its letter of April 8, 2013) and for 2008 and 2009 (in its letter of June 7, 2013); the corresponding notifications were sent by ANACOM to the General Inspection of Finance. In its letter of December 9, 2013, PT Comunicações submitted to ANACOM information on the operational margins of fixed telex service, telegram service and maritime mobile service, for 2012.

Currently, there is a proceeding with the arbitral court, convened by PT Portugal in 2012, in which PT Portugal has challenged the Portuguese government (General Inspection of Finances) regarding the view expressed by the latter on the subject of negative operational margins of the mandatory services in 2006. According to the General Inspection of Finances, the negative margin should be compensated after deduction of the positive margins that some of the required services may eventually present.

Regulation on the Settlement and Collection of Regulatory Fees

According to the Administrative Rule 1473-B/2008 of December 17, 2008, all providers are subject to the payment of a regulatory fee for the provision of electronic communications networks and services, through which they cover the administrative regulatory costs of ANACOM.

By a deliberation dated July 11, 2013, ANACOM approved, the report concerning its administrative costs and the amount resulting from the collection of the fees owed by the suppliers of networks and electronic telecommunication services for 2012. It was also decided to reimburse to the suppliers of networks and electronic telecommunication services a total amount of €334,316.04 for 2012, and €22,426.21 for a correction for 2011. As a result of this last correction, the contributory percentage was set at 0.5505% for 2011. For 2012, the contributory percentage was set at 0.5475%.

By a deliberation dated July 25, 2013, ANACOM determined the value of the administrative costs, to be considered for purposes of the settlement of the fees due for the exercise of the activity of supplier of networks and electronic telecommunication services, in the amount of €24.5 million in 2013.

In its letter of October 1, 2013, in reply to a request by ANACOM, PT Comunicações submitted to ANACOM the rectified declarations of the relevant profits for 2007 through 2009, following the adjustments resulting from the auditing process and calculation of the final NCUS values for those three years.

ANACOM, by a deliberation dated October 19, 2013, approved the revision of the settlement of the fees due for the exercise of the activity of supplier of publicly available networks and electronic communication services for 2009 and 2010, following the correction of the value of PT Comunicações’ relevant revenues, according to the final values of the net costs of the universal service for 2007 through 2009. The upwards revision of PT Comunicações’ relevant revenues resulted in an increase of the total amount of relevant revenues of the companies at “level 2”, with an impact in the value of the contributory percentages for 2009 and 2010, which was set at 0.4827% and 0.4908%, respectively.

On October 31, 2013, ANACOM approved the revision of the settlement of fees due for the activity of provider of publicly available networks and electronic communications services, for 2011 and 2012. This decision followed the correction of the amount of relevant revenues of PT Comunicações resulting from the final values of the net costs of universal service for the years in question, submitted to ANACOM by PT Comunicações on October 16, 2013, in accordance with Article 9, paragraph 1 of Ordinance No. 1473-B/2008, dated December 17, 2008, revised by Administrative Rule No. 296-A/2013, dated October 2, 2013.

By a decision dated November 21, 2013, ANACOM approved the values to be considered in the formula for calculating the fees due for the activity of provider of publicly available networks and electronic communications services, having settled the value of the contributory percentage at 0.4880% for 2013.

Universal Service Obligations

For the past several years, PT Portugal has had obligations as a universal service provider under a concession for public telecommunications service that will cease to be effective in the first half of 2014. Universal services are divided into three functions (1) connection to a public telecommunications network at a fixed location and the provision of public telephone services, (2) publicly available telephones and (3) comprehensive directory and directory inquiry services. Under the tender for designation of the universal service provider described below, these functions are further divided into three geographic regions: North, Center and South and Islands. On October 12, 2012, the Ministries of Finance, Economy and Employment launched a tender offer to establish a designation for universal service providers for each of the three functions described above (referred to as Tender 1, Tender 2 and Tender 3), which included a compensation fund for universal service providers, as described below, and a related renegotiation of PT Portugal’s concession. To select the company responsible for providing a comprehensive directory and a directory inquiry service, the criterion was the highest remuneration payable to the Portuguese government. The granting period for each of the services was set at five years. Pursuant to the qualifying report issued on February 2, 2013, PT Comunicações qualified for each of the Tender 1, Tender 2 and Tender 3 categories. The deadline for the submission of proposals for each of these tenders was March 15, 2013. PT Comunicações, ZON and Optimus presented bids for Tender 1, PT Comunicações presented the only bid for Tender 2 and no bids were presented for Tender 3.

On April 18, 2013, ANACOM published a preliminary report regarding the bids for Tenders 1 and 2, as there was no bidder in Tender 3. In accordance with this report, PT Comunicações did not present the lowest bid in Tender 1 (which was the relevant criterion for this tender) and, as such, will not continue to be the universal service provider of a connection to a public telecommunications network at a fixed location. PT Comunicações’s services in this regard will cease on June 1, 2014, at the latest. However, PT Comunicações presented the lowest bid for Tender 2 and will continue to be the universal service provider of public payphones. On July, 29, 2013, the Portuguese government decided to initiate a direct award procedure for the provision of a comprehensive directory and directory inquiry services for a period of 12 months, with the possibility of such period being extended for further 6 months. As the only company that presented a proposal, on November 7, 2013, PT Comunicações was awarded by the Portuguese government with the right to provide these services.

In addition, even in the cases where PT Comunicações is the universal services provider, it will be required to contribute to the compensation fund for universal services providers according to its share of the revenues of the national telecommunications sector.

By a deliberation dated August 1, 2013, ANACOM approved the draft decision on the final results of the audit to NCUS resubmitted by PT Comunicações for 2007 through 2009: €23,584,976.93 in 2007, €20,168,431.93 in 2008 and €23,057,573.48 in 2009. This draft decision was submitted to prior hearing of the interested parties and public consultation. On September 19, 2013, ANACOM approved the final decision having maintained the values proposed on the draft decision.

On August 19, 2013, following a deliberation by ANACOM dated June 20, 2013 regarding the decision on the results of the audit to NCUS for 2007 through 2009, PT Comunicações sent to ANACOM new values for the NCUS in 2010 and 2011, according to the final methodology settled. According to Law 35/2012, which established the compensation fund for the universal service of electronic communications, for the financing of the NCUS, on October 31, 2013 PT Comunicações submitted to ANACOM the calculation of the NCUS for 2012, taking into account the deliberations of the Regulatory Authority concerning the methodology of calculation of the NCUS and the recommendations made in the audit of the NCUS for 2007 through 2009.

Network Security

On December 12, 2011, ANACOM approved a draft decision on the circumstances, format, and procedures applicable to reports regarding security breaches or loss of integrity with a significant impact on the functioning of electronic communications networks and services available to the public. This decision also sets forth the conditions under which ANACOM considers there is a public interest in disclosing information regarding those events to the public. Further to this decision, PT Portugal will be required to implement all the necessary measures to comply with this decision by June 12, 2014, which will require implementing new procedures and adapting information systems to produce the relevant information to notify to ANACOM.

Cloud Computing

The EC issued a review of cloud computing in Europe with the goal of enabling and facilitating its adoption throughout all sectors of the economy with to the goal of cutting ICT costs and boosting productivity, growth and jobs. The EC put forward a set of measures that, in its view, are key to promoting cloud computing and ensuring users’ rights.

On December 12, 2012, the Directorate-General for Justice organized a workshop on cloud computing contracts, with the purpose of exploring stakeholders’ experiences and views on cloud computing contracts with the EC. The EC and stakeholders discussed possible future developments of the market, issues relating to cloud computing contracts, based on existing practice, the economic impact of these issues in cloud computing contracts and the possible ways forward. The EC considered the workshop a first step to find precise feasible mandate for an expert group that was formed in September 2013 to address cloud computing issues pertaining to fair and balanced contract terms, trust of costumers and users and increased legal certainty.

Cinema Law

Following the publication on September 6, 2012 of Law No. 55/2012 (Cinema Law) that establishes the Portuguese government action principles in the promotion, development and protection of the art of cinema and cinematographic and audio-visual activities, which imposes obligations on television distributers and operators of video-on-demand services, two regulations of the Cinema Law were published.

First, Decree-Law No. 9/2013 of January 24, 2013, which foresees, among other issues, the obligation to reverse charge the annual fee for each subscription of television services by July 1 of the following year to which the data reported relates as well as the obligation to provide to the Portuguese Cinema and Audiovisual Institute (Instituto do Cinema e do Audiovisual, or ICA), with the reports that were sent to ANACOM regarding the number of television services subscribers.

Second, Decree-Law No. 124/2013 of August 30, 2013, which foresees, among other issues, the obligation to invest 1% of video-on-demand services revenues in film production and audio-visual ensured through an annual investment in national cinematographic works, the obligation to report to ICA until June 30 of each year, the video-on-demand services revenues earned in the previous year, the obligation to report to ICA until January31 of the following year to which the investment relates (1) the title, type and gender of each creative national film work object of investment; (2) the identification of the independent producers and other author and neighbouring rights holders over such works; (3) the amount and type of investment made in each work; and (4) the demonstration of the actual costs with the creation of an area devoted to national works and the loss of revenue by applying the conditions of remuneration of such rights holders foreseen in the Cinema Law (i.e., a 50% revenue share), subject to the demonstration that they are more disadvantaged in relation to the operator when compared with the agreed conditions with other content providers of the same type.

On October 17, 2013, PT Portugal was notified by ICA of the official settlement regarding the above mentioned annual fee. Given that PT Portugal believes such annual fee to be unconstitutional, it has decided not to make any payment and to provide a bank guarantee under the tax enforcement process of which it was notified on December 5, 2013. PT Portugal will also file a complaint.

On January 2, 2014, the Portuguese government made public the intention to propose to the European Parliament some changes regarding the Cinema Law, including (i) the reduction of the annual fee for TV subscriptions to €1.75 (to be increased up to a maximum of €2 from 2020 on) and (ii) the transfer of funds from ANACOM to ICA in an amount to be set between 75% and 100% of the total annual fee mentioned herein. The above-mentioned amendments were approved by the European Parliament on February 14, 2014.

Roaming

The EC regulates the roaming charges that may be charged in the wholesale market and the retail market in Europe. These regulations extend to data and SMS, or text messaging. On July 1, 2012, the previous roaming regulations were replaced by a new version, known as “Roaming III,” which will expire on June 30, 2022. In addition to setting maximum voice roaming rates (subject to a glide path) that may be charged with respect to the wholesale market, retail market, data and SMS, Roaming III also features (1) extended transparency and consumer-protection measures (“bill-shock”) that go beyond the EU territory, (2) a cap on retail data roaming communications,

(3) the introduction of an obligation for mobile operators in the wholesale market to provide reasonable network access in order to allow roaming services and (4) the decoupling of roaming services from other services, while enabling a consumer to use the same number, no later than July 1, 2014.

On July 1, 2013, the new price caps, valid until July 2014, entered into force:

•	For voice calls, at the retail level: € 0.24/min for outgoing calls and €0.07/min for incoming calls. At the wholesale level: € 0.10 for incoming calls;

•	For outgoing SMS: € 0.08 (retail) and € 0.02 (wholesale); and

•	For data traffic: € 0.45/MB (retail) and € 0.15/MB (wholesale).

As of July 1, 2014 the price caps, valid until June 30, 2017 (retail level) and June 30, 2022 (wholesale level), if not revised before, shall be of:

•	For voice calls, at the retail level: €0.19/min for outgoing calls and €0.05/min for incoming calls. At the wholesale level: €0.05 for incoming calls;

•	For outgoing SMS, €0.06 ( retail ) and €0.02 (wholesale); and

•	For data traffic: €0.20/MB (retail) and €0.05/MB (wholesale).

On March 18, 2013, BEREC published its guidelines on the interpretation and implementation of Roaming Regulation III, except with regard to Articles 3, 4 and 5 concerning the wholesale access and the separate sale of roaming services. Issues concerning wholesale access had already been object of specific guidelines, published on September 27, 2012, and the separate roaming services (single IMSI and LBO - Local break-out) sale was also object of specific guidance, published on July 5, 2013.

Pricing of Fixed Line Telephone Services

ANACOM has established a pricing regime for fixed line telephone services. This pricing regime creates the following regulatory obligations for the retail market for telephone services at a fixed location:

•	Under the universal service obligation, the price cap applies, based on a basket composed of residential access and domestic calls is the Portuguese Consumer Price Index (“CPI”) minus 2.75%.

•	The price of fixed-to-mobile calls (residential and non-residential) is required to be cost-oriented, and a price control is in place in the form of a cap of €0.063 on the amount retained by the fixed operator with respect to fixed-mobile calls.

•	The price of off-net fixed calls is also subject to a cap corresponding to the on-net prices, corrected for the existing asymmetry between the wholesale voice calls termination rates of Portugal Telecom and other operators.

•	The tariffs for domestic payphone calls are required to correspond to a maximum of three times the tariff for a residential phone call.

•	A requirement to grant a 50% discount on PT Portugal’s monthly fee for retired people, a price accessibility obligation that was included under its universal service obligations.

In addition, general regulatory obligations of transparency, non-discrimination, cost orientation, cost accounting and account separation apply to access to the fixed line network and to the telephone services at a fixed location.

Interconnection

The Interconnection Framework

The EU Access and Interconnection Directive requires that interconnection services be made available in a non-discriminatory manner. The EU Access and Interconnection Directive encourages commercial negotiations among operators but requires national regulatory authorities to establish mechanisms for effective dispute resolution. According to the EU Access and Interconnection Directive, all telecommunications companies with significant market power in the call origination or termination markets must:

•	make interconnection access to their networks available to other network operators;

•	not discriminate between interconnection customers;

•	provide to those requesting interconnection the information and technical specifications necessary for them to interconnect their networks;

•	offer interconnection prices that are transparent and cost-oriented and do not discriminate between interconnection customers; and

•	maintain a separate accounting system for interconnection activities.

The EU Access and Interconnection Directive established the general conditions for access and interconnection among telecommunications operators in competitive markets. It guarantees the rights of new entrants to obtain interconnection from telecommunications operators with significant market power. ANACOM is entitled to review and modify PT Portugal’s proposed interconnection rates and arrangements in its reference interconnection offer. ANACOM has established an overall interconnection framework based on cost and consistent with the EU legal framework for both wireline and mobile services.

Wireline Interconnection

ANACOM regulates call origination on fixed telephone networks provided at a fixed location and call termination on individual public telephone networks provided at a fixed location within the scope of market analysis and significant market power designations. ANACOM has declared the Portugal Telecom group to have significant market power in these markets. As a result, PT Portugal is subject to price controls in these markets based on PT Portugal’s costs and other factors and must publish a reference offer that includes these prices and quality of service standards.

Mobile Interconnection

All mobile operators are considered to have significant market power in call termination in mobile networks market. ANACOM has imposed price controls on interconnection rates for the termination of calls on mobile networks. These reductions have had, and are expected to continue to have, a significant impact on MEO’s interconnection revenues and consequently its earnings.

Fixed Interconnection

On March 7, 2013, ANACOM launched a public consultation regarding the draft decision on the wholesale market for voice call termination on individual public telephone networks provided at a fixed location, under which it proposed to set fixed termination rates, or FTR, at €0.001091, corresponding to the average FTR of the countries that had already defined their call termination rates at a fixed location based on the pure LRIC cost models recommended by the EC.

On July 12, 2013, ANACOM notified the EC of a draft decision on the same lines as the draft decision that it submitted to a public consultation in March 2013, but proposing therein an average termination rate of €0.001114, which resulted from an update to the benchmark. In the draft decision notified to the EC, ANACOM imposed on PT Comunicações an obligation to submit, within 12 months, a proposal for access and IP interconnection.

However, on August 14, 2013, ANACOM decided to withdraw its draft decision as a consequence of the serious doubts raised by the EC, particularly regarding the inexistence of a symmetric obligation of IP interconnection imposed upon all operators with significant market power. Having taken into consideration the EC comments, on August 27, 2013, ANACOM imposed provisional and urgent measures that determined the maximum average prices to be applied by the operators designated as having significant market power:

•	On October 1, 2013: 0.1114 cents per minute (the prices to be applied by PT Comunicações in the three interconnection levels were calculated taking into account the weight of traffic in each level, so that, globally, this average price is reached); and

•	From July 1, 2014: price will be set using the pure LRIC cost model.

Some operators interpreted this decision in different ways, recreating situations of tariff asymmetry, which led ANACOM to adopt new and urgent provisional measures on November 27, 2013, with effect from December 1, 2013, clarifying that if operators choose to define a simplified tariff with only one price level, that price cannot be higher than the average reference price, and that if they choose a structured tariff, with various levels of interconnection, they must provide a local interconnection price level, so that it is possible to deliver on that level the termination traffic to all customers of the operator.

On November 29, 2013 ANACOM launched a public consultation concerning the methodological definition regarding the development and implementation of a cost model for fixed termination, which ran until January 15, 2014. This consultation will be followed by another consultation, to take place during the second quarter of 2014, about the practical implementation of the costing model.

During the second quarter of 2014, Portugal Telecom also expects that ANACOM will launch a new consultation about the review of the relevant market 3, this time including a (symmetric) obligation to ensure IP interconnection.

ANACOM has issued successive decisions that have reduced mobile termination rates over time. The reductions in mobile termination rates have had and will continue to have a negative effect on PT Portugal’s cash flows and revenues.

Pricing for Mobile Origination Rates

In January 2012, the Portuguese Competition Authority completed an analysis on mobile rates for originating calls, finding origination rates to be excessive and stating that mobile operators must reduce their rates to the level of their costs by July 2012 or face the possibility of being sanctioned. All three mobile network operators decided to reduce its mobile originating rates between €0.07 and €0.0975 and no subsequent action from the Authority is expected.

Internet Access

As a result of past ANACOM decisions, PT Portugal offers two access regimes to ISPs: (1) the Reference Offer for Internet Access, which includes two alternative pricing methods, primarily a monthly flat rate and a per minute origination charge, and under which the connection of the ISP’s infrastructure to PT Portugal’s fixed line network is based on DSS1 signaling, and (2) the Reference Interconnection Offer, which includes a pricing method based on call origination, under which the connection of the ISP’s infrastructure to PT Portugal’s fixed line network is based on Signaling System No. 7 (SS7) protocols. The ISPs determine which regime will apply to their arrangements to connect with PT Portugal’s fixed line network.

Internet and Related Services

Various regulatory developments may affect PT Portugal’s internet business. A Data Protection Directive was adopted by the EC in 2006, imposing data-retention obligations on operators. The law implementing this directive requires internet service providers and other electronic communications providers to preserve data for a specified period of time and imposes other obligations in this area.

Regulatory Proceedings

PT Portugal is regularly involved in regulatory inquiries and investigations involving its operations. In addition, ANACOM, the EC, the Portuguese Competition Authority and the ERC regularly make inquiries and conduct investigations concerning PT Portugal’s compliance with applicable laws and regulations. These investigations are described in more detail in “Legal Proceedings.”

Employees

PT Portugal had a total of 11,073 employees in its Portuguese operations as of December 31, 2013, 11,290 employees as of December 31, 2012 and 11,180 employees as of December 31, 2011.

The table below sets forth the breakdown in the total number of PT Portugal’s employees as of December 31, 2013, 2012 and 2011. It does not include employees seconded to other entities, but does include temporary workers with fixed-term contracts.

	As of December 31,
	2013	2012	2011

Portuguese Operations:
Telecommunications	7,526	7,637	7,535
Other businesses	3,547	3,653	3,645

	11,073	11,290	11,180
Other jurisdictions	1,656	1,567	1,546

	12,729	12,857	12,726

PT Portugal has not experienced material work stoppages over the last five years. Management believes that relations with labor unions and most of PT Portugal’s employees are good.

Related Party Transactions

In the ordinary course of business, PT Portugal enters into transactions with numerous businesses, including companies in which PT Portugal holds ownership interests, certain of its major shareholders and companies with which some of the members of PT Portugal’s Board of Directors hold positions of significant responsibility. See note 48 to Portugal Telecom’s audited consolidated financial statements as of December 31, 2013 and 2012 and for the three years ended December 31, 2013 included in Portugal Telecom’s current report on Form 6-K, furnished to the SEC on March 12, 2014 for the amounts and other details regarding transactions with these companies, including Banco Espírito Santo (BES) Group, Visabeira Group, Controlinveste Comunicações, RS Holdings (Ongoing), BlackRock and UBS.

The services provided by these companies include banking, financial advisory and insurance services and human resources consultancy services. Visabeira Group also provides networking equipment to PT Portugal’s company. PT Portugal’s pension and healthcare funds also have assets invested with PT Portugal, Banco Espírito Santo Group and RS Holdings (Ongoing) in the amounts set forth in note 48 to Portugal Telecom’s audited consolidated financial statements.

Several of PT Portugal’s major shareholders, namely Banco Espírito Santo Group, RS Holdings (Ongoing), BlackRock and UBS, are financial institutions or financial asset managers, and, in the ordinary course of business, PT Portugal entered into various transactions with those entities, including bank deposits, short-term investments and financings, and PT Portugal rendered telecommunications services to those entities. In addition, Visabeira Group, one of PT Portugal’s major shareholders, provides network infrastructure equipment to PT Portugal. Another major shareholder, Controlinveste Comunicações, is a major provider of media content to PT Portugal. In addition, Controlinveste Comunicações is one of PT Portugal’s joint venture partners in Sportinveste Multimédia and is one of PT Portugal’s joint venture partners in the joint venture to which PT Portugal have agreed to contribute PT Portugal’s stake in Sportinveste Multimédia, as described in note 32(b) to Portugal Telecom’s audited consolidated financial statements. See note 48 to Portugal Telecom’s audited consolidated financial statements for the aggregate amount of transactions during 2013 and balances as of December 31, 2013 between Portugal Telecom and these major shareholders.

The terms and contractual conditions in agreements entered into by Portugal Telecom and shareholders are similar to those applicable to other independent entities in similar transactions. Under these agreements, the financial institutions listed above also rendered financial consulting and insurance services to PT Portugal’s company.

The pension funds PT Portugal has established to fund supplemental pension benefits for current and former employees and the healthcare funds PT Portugal established to fund its obligation to pay healthcare benefits and salaries for pre-retired and suspended employees (each of which funds are managed by PT Portugal’s subsidiary PT Prestações) have invested in certain of PT Portugal’s major shareholders in accordance with investment guidelines approved by PT Portugal’s Board of Directors. As of December 31, 2013, these investments included total investments of €89 million in affiliates of Banco Espírito Santo Group and €95 million in affiliates of RS Holdings (Ongoing).

In the ordinary course of PT Portugal’s business, it also enters into transactions with joint ventures that it owns, together with other persons and with associated companies in which PT Portugal holds significant investments. Notes 33 and 48(a) to Portugal Telecom’s audited consolidated financial statements set forth PT Portugal’s loans granted, accounts receivable from and accounts payable to each of these companies, including the amounts outstanding under loans granted to Sportinveste Multimédia; Multitel, a data communications services and digital information communication services provider in Angola in which PT Portugal holds a 30.0% interest; SIRESP—Gestão de Redes Digitais de Segurança e Emergência S.A. (“SIRESP”), a network management company in which PT Portugal holds a 30.6% interest; and Yunit Serviços, S.A. (“Yunit”), a joint venture focusing on development and consulting services in the area of electronic commerce and information technology in which PT Portugal owns a 33.3% interest. These loans are granted to these entities with the purpose of financing their operations and/or developing new businesses. Of the total loans granted to Sportinveste Multimédia (€32.3 million as of December 31, 2013), an amount equal to €30.0 million does not bear interest or mature and is recorded by Sportinveste Multimédia in its financial statements as shareholders’ equity. The remainder of the outstanding loans to Sportinveste Multimédia and the loans to Multitel, SIRESP and Yunit, totaling approximately €7 million as of December 31, 2013, were entered into at market interest rates that in 2012 corresponded to an average interest rate of approximately 3%.

Legal Proceedings

Total Provisions for Portugal Telecom’s Legal Proceedings

PT Portugal is a party to a number of pending legal proceedings whose outcomes, individually or in the aggregate, are not expected to have a material impact on PT Portugal’s consolidated financial position. As of December 31, 2013, PT Portugal’s provisions to cover probable losses in civil, labor and other legal proceedings (other than tax contingencies) totaled €18.1 million, including €11.6 million relating to civil claims and €2.9 million relating to labor claims. In addition as of December 31, 2013, PT Portugal had recorded provisions for probable losses relating to tax contingencies of €62.0million.

In addition, PT Portugal estimates that its potential liability in civil, labor and other legal proceedings (other than tax contingencies) in which a loss is considered possible (but not probable) in accordance with International Accounting Standard No. 37 was €88.6 million as of December 31, 2013, including €71.1 million relating to civil claims and €1.0 million relating to labor claims. In addition, PT Portugal estimates that its potential liability for tax contingencies in which a loss is considered possible (but not probable) was €4.3 million as of the same date.

See note 49 to Portugal Telecom’s audited consolidated financial statements for more information on its pending legal proceedings.

Claims for Municipal Taxes and Fees in PT Portugal’s Portuguese Telecommunications Business

Pursuant to a statute enacted on August 1, 1997, as an operator of a basic telecommunications network, PT Portugal was exempt from municipal taxes and rights-of-way and other fees with respect to its network in connection with its obligations under its concession. The Portuguese government has advised PT Portugal in the past that this statute confirmed the tax exemption under its concession. The Portuguese government has advised PT Portugal that it will continue to take the necessary actions in order for it to maintain the economic benefits contemplated by PT Portugal’s concession.

Law 5/2004 of February 10, 2004 established a new rights-of-way regime in Portugal whereby each municipality may establish a fee, up to a maximum of 0.25% of each wireline services bill, to be paid by the customers of those wireline operators whose network infrastructures are located in each such municipality. This regime was implemented in 2005, but some municipalities interpret Law 5/2004 as having no effect on their authority to establish other taxes but rather interpret Law 5/2004 as affecting only federal and regional taxing authorities. In 2009, Decree-Law 123/2009, of May 21, 2009, clarified that no other tax should be applicable by municipalities in addition to the regime established by Law 5/2004 of February 10, 2004. This interpretation was confirmed by the Supreme Administrative Court of Portugal in several cases. Some municipalities, however, continue to hold the position that the Law 5/2004 does not expressly revoke other taxes that the municipalities wish to establish, because Law 5/2004 is not applicable to the public municipality domain. PT Portugal continues to be party to legal proceedings in some municipalities regarding this matter.

Regulatory Proceedings in PT Portugal’s Portuguese Telecommunications Business

PT Portugal is regularly involved in regulatory inquiries and investigations involving its operations. In addition, ANACOM, the European Commission and Portuguese Competition Authority regularly make inquiries and conduct investigations concerning PT Portugal’s compliance with applicable laws and regulations.

Current inquires and investigations include several investigations by the Portuguese Competition Authority related to PT Comunicações and MEO for alleged anti-competitive practices in Digital Terrestrial Television and the public mobile telephone markets, respectively.

PT Portugal believes that the Portugal Telecom group has consistently followed a policy of compliance with all relevant laws. PT Portugal continually reviews its commercial offers in order to reduce the risk of competition law infringement. PT Portugal believes that most of the complaints that have resulted in such investigations should be dismissed due to the nature of the alleged abuses. However, if PT Portugal is found to be in violation of applicable laws and regulations in these or other regulatory inquiries and investigations, it could become subject to penalties, fines, damages or other sanctions.

Portuguese Competition Authority

The Portuguese Competition Authority is conducting inquiries relating to alleged anti-competitive practices in the terrestrial television and mobile services markets. The Portuguese Competition Authority informed Portugal Telecom, following a complaint by the third mobile operator in July 2013, that the Portuguese Competition Authority had initiated an administrative offence proceeding inquiry regarding allegedly discriminatory on-net/off-net prices in the retail mobile communications market and allegedly excessive SMS termination prices. If, after the investigation proceedings, the Portuguese Competition Authority decides that there is a reasonable likelihood that sanctions will be imposed, a prosecution proceeding will follow. After the conclusion of any such prosecution proceeding, the Portuguese Competition Authority may decide to impose a fine of up to 10% of Portugal Telecom’s revenues during the year immediately preceding the final decision. Although Portugal Telecom has not historically been assessed fines of the magnitude permitted by the law, any fine that the Portuguese Competition Authority decides to impose could be material.

European Commission

On January 19, 2011, the European Commission opened an investigation into an agreement between Telefónica and Portugal Telecom allegedly not to compete in the Iberian telecommunications markets. Portugal Telecom has developed various strategic partnerships with Telefónica in recent years. Although PT Portugal does not believe the existence of these partnerships has impeded competition and ordinary activities of PT Portugal and Telefónica, its relationship with Telefónica was investigated. On October 25, 2011, PT Portugal was notified of a Statement of Objections sent by the European Commission to PT Portugal and Telefónica on the matter, which only covered alleged cooperation between the two companies after the Vivo transaction. In response to the Statement of Objections, PT Portugal contested the allegations of the European Commission.

In January 2013, the European Commission announced a decision finding that PT Portugal and Telefónica had infringed Article 101 of the Treaty on the Functioning of the European Union (“TFEU”) with reference to PT Portugal’s July 28, 2010 agreement with Telefónica concerning the acquisition by Telefónica of Portugal Telecom’s stake in Brazilian operator Vivo, which the European Commission found to be a non-compete commitment with impact on the Iberian market. On January 23, 2013, PT Portugal was fined an amount of €12.29 million, which PT Portugal believes is unjustified. On April 9, 2013, PT Portugal brought an action for annulment before the Court of Justice of the European Union and will continue to vigorously defend the matter. Accordingly, PT Portugal has not recorded any provision in this matter. The European Commission’s decision concluded an investigation, begun in January 2011, in which the European Commission analyzed the relationship between both companies since 1996.

Tax Contingencies in PT Portugal’s Portuguese Telecommunications Business

Certain Portuguese subsidiaries of the Portugal Telecom Group are subject to tax claims that relate primarily to the deductibility of certain financial costs incurred between 2004 and 2010 (€233 million) and of a capital loss occurred in 2006 following the liquidation of a subsidiary (€65 million). Portugal Telecom has received tax assessments regarding these matters for the years mentioned above and has presented bank guarantees to the tax authorities for the years 2005 to 2009 totaling €317 million. PT Portugal strongly disagrees with these assessments and believes, based on the opinion of its tax advisors, that there are solid arguments to oppose the position of the tax authorities. PT Portugal does not consider the losses related to these tax contingencies to be probable or possible.

Other Legal Proceedings in PT Portugal’s Portuguese Telecommunications Business

Following the publication on September 6, 2012, of Law No. 55/2012 (Cinema Law), two regulations under the Cinema Law were published: (i) Decree-Law No. 9/2013, of January 24, 2013, which imposes, among other obligations, the obligation to reverse charge the annual fee for each subscription of television services by July 1 of the following year to which the data reported relates, and (ii) Decree-Law No. 124/2013, of August 30, 2013, which imposes, among other obligations, the obligation to invest 1% of video-on-demand services revenues in film production and audiovisual, ensured through an annual investment in national cinematographic works. For additional information regarding the Cinema Law obligations, see “—Regulation—Areas of Recent Regulation and Updates—Cinema Law.” On October 17, 2013, PT Portugal was notified by the ICA of the official settlement regarding the Cinema Law annual fee described above. PT Portugal believes such annual fee to be unconstitutional and as a result it has decided to present a bank guarantee under the tax enforcement process of which it was notified on December 5, 2013. It also intends to file a complaint.

In addition, the Portuguese government has made public the intention to propose to the Portuguese Parliament certain changes regarding the Cinema Law, primarily (1) the reduction of the annual fee regarding TV subscriptions to €1.75 (to be increased up to a maximum of €2 from 2020 onward) and (2) the transfer of funds from ANACOM to ICA in an amount which will be between 75% and 100% of the total annual fee mentioned in (1). The above-mentioned amendments must be approved by the Portuguese Parliament to enter into force.

In March 2004, TV TEL Grande Porto—Comunicações, S.A. (“TV TEL”), a telecommunications company based in Oporto, filed a claim against PT Comunicações in the Lisbon Judicial Court. TV TEL alleged that PT Comunicações, since 2001, has unlawfully restricted and/or refused access to the telecommunications ducts of PT Comunicações in Oporto, thereby undermining and delaying the installation and development of TV TEL’s telecommunications network. TV TEL alleges that PT Comunicações intended to favor both itself and TV Cabo. TV TEL is claiming an amount of approximately €15 million from PT Portugal for damages and losses allegedly caused and yet to be sustained by that company as a result of the delay in the installation of its telecommunications network in Oporto. In addition, TV TEL has demanded that PT Comunicações be required to give full access to its ducts in Oporto. PT Comunicações submitted its defense to these claims in June 2004, stating that (1) TV TEL did not have a general right to install its network in PT Comunicações’s ducts, (2) all of TV TEL’s requests were lawfully and timely responded to by PT Comunicações according to its general infrastructure management policy and (3) TV TEL’s claims for damages and losses were not factually sustainable. The trial was concluded in 2011 and the parties are waiting for a judicial decision.

In March 2011, Optimus filed a claim against PT Portugal in the Judicial Court of Lisbon for the payment of approximately €11 million, and in October 2011, Onitelecom—Infocomunicações, S.A (“Oni”) also filed a claim against PT Portugal in the same court for the payment of approximately €1.5 million, both related to a proceeding of Portuguese Competition Authority that terminated in 2011 for prescription purposes, in relation to which the Portuguese Competition Authority had imposed a fine to PT Portugal of approximately €45 million but which fine PT Comunicações appealed to the Commercial Court of Lisbon. Optimus and Oni supported their position by arguing that they suffered losses and damages as a result of PT Portugal’s conduct. In the Optimus action, PT Portugal is awaiting the schedule of the trial, while regarding the Oni legal action, PT Portugal received a favorable decision on January 4, 2013 due to prescription reasons. Based on the opinion of PT Portugal’s internal and external legal counsel, PT Portugal has not recorded any provision for these matters.